As filed with the Securities and Exchange Commission on May 12, 2000.

================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 10

                                  ___________

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
   Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                  ___________

                               GlobalSCAPE, Inc.
            (Exact name of registrant as specified in its charter)


                  Delaware                               74-2785449
          (State incorporation or                     (I.R.S. Employer
                organization)                        Identification No.)

          6000 Northwest Parkway                            78249
                Suite 100                                 (Zip Code)
             San Antonio, Texas
   (Address of principal executive offices)

Registrant's telephone number, including area code: (210) 308-8267

                                  ___________

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class of                 Name of each exchange on
     securities to be so registered       which each class is to be registered
     ------------------------------       ------------------------------------
                [None]                                       [None]

Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock (par value $.001 per share)
                   ----------------------------------------
                               (Title of class)

================================================================================

                               GLOBALSCAPE, INC.

INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE

ITEM 1. BUSINESS.

     See attached information statement under headings "Summary;"
"Capitalization;" "Risk Factors;" "The Distribution;" "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

ITEM 2. FINANCIAL INFORMATION.

     See attached information statement under headings "Summary;"
"Capitalization;" "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements."

ITEM 3. PROPERTIES.

     See attached information statement under heading "Business."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     See attached information statement under heading "Ownership of GlobalSCAPE Stock."

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     See attached information statement under heading "Management."

ITEM 6. EXECUTIVE COMPENSATION.

     See attached information statement under heading "Management."

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     See attached information statement under headings "Management" and "Certain Relationships and Related Transactions."

ITEM 8. LEGAL PROCEEDINGS.

     See attached information statement under heading "Legal Proceedings."

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     See attached information statement under headings "Dividend Policy" and "Ownership of GlobalSCAPE Stock."

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     Not applicable.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     See attached information statement under heading "Description of Capital Stock."

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     See attached information statement under heading "Limitation of Director and Officer Liability."

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     See attached information statement under heading "Summary;" "Summary Financial Data;" "Selected Financial Data;" "Risk Factors;" "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     See attached information statement under headings "Report of Independent Auditors" and "Exhibits and Financial Statement Schedules."

                               TABLE OF CONTENTS

                                                                                              Page
Information Statement..................................................................          1
Summary................................................................................          3
The Distribution.......................................................................          4
Summary Financial Data.................................................................          5
Risk Factors...........................................................................          6
 Risks Related to Our Business.........................................................          6
 Risks Related to Our Strategy........................................................          14
 Risks Related to Legal Uncertainty....................................................         16
 Risks Related to This Distribution....................................................         21
The Distribution.......................................................................         24
Dividend Policy........................................................................         28
Accounting Treatment...................................................................         29
Capitalization.........................................................................         29
Management's Discussion and Analysis of Financial Condition and Results of Operations..         32
Business...............................................................................         42
Management.............................................................................         59
Ownership of GlobalSCAPE Stock.........................................................         64
Certain Relationships And Related Transactions.........................................         65
Description of Capital Stock...........................................................         66
Limitation of Director and Officer Liability...........................................         68
Legal Proceedings......................................................................         69
Available Information..................................................................         70
Index to Financial Statements..........................................................        F-1
Report of Independent Auditors.........................................................        F-2
Exhibits and Financial Statement Schedules.............................................  Exhibit-1

[LOGO]                                   American TeleSource International, Inc.
                                                          6000 Northwest Parkway
                                                                       Suite 110
                                                           San Antonio, TX 78249


                                             July ___, 2000

Dear Shareholders:

     In January 2000, American TeleSource International, Inc. ("ATSI") announced that its Board of Directors had approved a plan to spin-off a portion of its Internet subsidiary, GlobalSCAPE, Inc., and make a public offering of GlobalSCAPE common stock.

     Subject to the effectiveness of this registration statement, ATSI shareholders of record will receive in the form of a distribution approximately 27% of ATSI's ownership in GlobalSCAPE. The record date to qualify for this distribution, which must still be set by ATSI's Board of Directors, is expected to be on or before July 14, 2000. A public announcement of the record date will be made at least ten days prior to the record date. The distribution of shares is expected to be made within three weeks after the record date. The distribution represents the first step in a plan designed to enhance shareholder value, raise capital necessary for GlobalSCAPE to accelerate its growth, and enhance ATSI's financial position. After the distribution is made, GlobalSCAPE will continue working toward a public offering of GlobalSCAPE common stock as business and market conditions warrant.

     ATSI is an international telecommunications company serving certain niche markets in and between Latin America and the United States. GlobalSCAPE sells Internet-based software in a variety of categories including file management, multimedia and web site development tools targeting both business and consumer markets.

     The distribution of approximately 27% of the GlobalSCAPE stock to the shareholders of ATSI is intended to allow ATSI and GlobalSCAPE to focus better on growing their respective businesses to compete in today's highly competitive telecommunications and technology related markets. The distribution will separate the businesses of ATSI and GlobalSCAPE in a manner that reflects their different missions and different financial, investment and operating characteristics so that each can pursue business strategies and objectives appropriate to its specific business. The separation will permit our investors, customers, and other constituencies to evaluate the respective businesses of ATSI and GlobalSCAPE on a stand-alone basis and will give ATSI shareholders as of the record date the opportunity to directly own two separate companies, rather than one.

     The distribution of the GlobalSCAPE common stock will be made pro rata one share of GlobalSCAPE common stock for each twenty shares of ATSI common stock held by an ATSI shareholder on the record date for the distribution, rounded up to the nearest whole share. No fractional shares will be issued.

     We are providing the attached information statement solely for your information. The information statement contains important information about GlobalSCAPE and the distribution of GlobalSCAPE common stock. I recommend that you read it carefully. No action is being requested of you. If you hold shares of ATSI common stock on the record date you will receive your shares of GlobalSCAPE stock in the distribution.

     NO ACTION ON YOUR PART IS REQUIRED AND THE RECEIPT OF GLOBALSCAPE SHARES WILL NOT AFFECT THE NUMBER OF ATSI SHARES THAT YOU CURRENTLY OWN.


                              Sincerely,



                              Arthur L. Smith
                              Chairman and CEO

[LOGO]                                                         GlobalSCAPE, Inc.
                                                      6000 NW Parkway, Suite 100
                                                           San Antonio, TX 78249




                                 July __, 2000

Dear Shareholder,

     ATSI will soon distribute to you shares of GlobalSCAPE, Inc. in a partial spin-off. We have prepared the enclosed Information Statement to describe our business and the spin-off and I recommend that you read it carefully.

     GlobalSCAPE, Inc. is a leader in the development, marketing, distribution and support of Internet-based software in a variety of categories including file management, multimedia utilities and web site development tools targeting both business and consumer markets. Since our inception in April 1996, our products have been downloaded more than 13 million times from our internal servers, and 9 million times within the past 12 months. We have more than 3.5 million unique monthly page views of our web sites and more than 1 million unique monthly users of our flagship product, CuteFTP(R).

     GlobalSCAPE is working to change the face of the Internet, most recently with CuteMX(TM) (Media eXchange), which employs a patent-pending file search and delivery process, extending web-based searching to the end users' desktop. This allows files to be searched for and served at the personal computer level, rather than through a central server. CuteMX(TM) delivers content from the desktop or "edge" of the Internet which empowers users by giving them access to a much greater base of real time information. In addition to powerful searching, CuteMX(TM) incorporates public and private chat, instant messaging, streaming audio and video and a built-in multimedia player. We believe GlobalSCAPE is well positioned to leverage its strength as a leader in file transfer to capitalize on this powerful trend, which has broad-reaching implications.

     GlobalSCAPE has achieved significant success in the past few years with limited external funding and is positioned to take advantage of its strong brand recognition and sizable user base to maximize shareholder value. I am confident that the formal separation of ATSI and GlobalSCAPE via the distribution will allow the financial, investment and operating characteristics of GlobalSCAPE to become more apparent to investors, customers and other constituencies. This should enhance our ability to identify and meet consumer demand with quality products and maximize those products' online potential and provide us with a substantial business opportunity.

     On behalf of GlobalSCAPE, we are pleased to welcome you as a new shareholder and we look forward to your participation in the next phase of our growth.


                              Sincerely,



                              Sandra Poole-Christal
                              President

                             INFORMATION STATEMENT


                               GLOBALSCAPE, INC.

                                 COMMON STOCK
                          (par value $.001 per share)

                             ____________________

     This Information Statement is being furnished in connection with the distribution by American TeleSource International, Inc., a Delaware corporation, or ATSI, of approximately 27% of its holdings of the common stock, par value $.001 per share of GlobalSCAPE, Inc., a Delaware corporation. At the distribution date, ATSI will hold approximately 73% of the outstanding shares of GlobalSCAPE Common Stock.

     A portion of the shares of GlobalSCAPE Common Stock held by ATSI on the distribution date will be distributed to holders of record of ATSI common stock, par value $.001 per share, as of the close of business on the record date which will be set by the ATSI Board. It is anticipated the record date will be on or before July 14, 2000. A public announcement of the record date will be made at least ten days prior to the record date. The distribution of the GlobalSCAPE common stock will be made pro rata one share of GlobalSCAPE common stock for each twenty shares of ATSI common stock held by an ATSI shareholder on the record date for the distribution, rounded up to the nearest whole share of GlobalSCAPE common stock. No shareholder will be entitled to receive any
fractional shares.   It is anticipated that the distribution will be effective
on or about three weeks after the record date; provided, however, the distribution will not occur until this registration statement is effective. You are not required to pay for the shares of GlobalSCAPE common stock received in the distribution, or to surrender or exchange ATSI common stock in order to receive GlobalSCAPE common stock.

     Shares of GlobalSCAPE common stock will initially be entered on the records of GlobalSCAPE in book-entry form (without stock certificates). Stockholders will receive a written confirmation from ChaseMellon Shareholder Services, the distribution and transfer agent, showing the number of GlobalSCAPE shares owned. Shareholders can keep their shares in book-entry form or make a request to ChaseMellon to issue a stock certificate representing the shares. The confirmation of the number of shares of GlobalSCAPE common stock owned will be mailed to new GlobalSCAPE shareholders as soon as practicable following the distribution. There is no public market for GlobalSCAPE common stock and GlobalSCAPE does not intend to register or list its shares on any exchange or national market system following this distribution. Under the terms of GlobalSCAPE's bylaws, the transfer of your GlobalSCAPE common stock will be restricted for a period ending 180 days following the closing of a public offering and the listing of our stock on an exchange or national market system, which will occur, if at all, only as appropriate business and market conditions exist.

     The Information Statement is first being sent to shareholders of ATSI on July _____, 2000.

                             ____________________

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY RECIPIENTS OF GLOBALSCAPE COMMON STOCK, SEE "RISK FACTORS."

     NO VOTE OF ATSI SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY IN CONNECTION WITH THE DISTRIBUTION.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ____________________

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.


     ATSI shareholders with inquiries related to the distribution should contact Karen Mella, Vice President Investor Relations and Corporate Communications, 12500 Network Boulevard, Suite 407, San Antonio, Texas 78249, at (210) 547-1000. The GlobalSCAPE common stock transfer agent will be ChaseMellon Shareholder Services L.L.C., Overpeck Centre, 85 Challenger Road, Ridgefield Park, NJ 07660. ChaseMellon also is acting as distribution agent for this distribution.

                                    SUMMARY

This summary highlights selected information contained elsewhere in this information statement. We urge you to read the entire information statement carefully.

                                 Our Business

     Our primary business is sales of Internet utility software via the Internet, including file management, multimedia and web site development tools targeting both business and consumer markets. Our best known product is CuteFTP a critically acclaimed file transfer program. In addition to selling our own software, we are positioned to market and sell third-party software and a number of value-added products and services through our software products and web site network, which targets web and media enthusiasts.

                              Recent Developments

     We recently released CuteMX(TM), a program that enables end users to network with each other to exchange media files, such as music or videos. We believe this product positions us to capitalize on the revolution in information distribution away from reliance on central servers to a dynamic and flexible network of desktop computers. We believe that existing demand for our products is strong, and that increasing sales of broadband, affordable personal computers will create even greater demand for our file transfer and file-sharing programs, as well as our web site development tools.

                                  Our History

     GlobalSCAPE was originally incorporated in Delaware in April 1996. The Company is a wholly-owned subsidiary of American TeleSource International, Inc.

                              General Information

     Our executive offices are located at 6000 Northwest Parkway, Suite 100, San Antonio, Texas 78249, and our telephone number is (210) 308-8267. We are located on the Internet at www.globalscape.com and at www.cutemx.com. Information available on our web sites is not a part of this information statement.

     "GlobalSCAPE," "CuteFTP(R)," "CuteHTML(R)," "CuteMAP(TM)," "CuteZIP(TM)," "CuteMX(TM)," and the GlobalSCAPE logo are trademarks or service marks of GlobalSCAPE. Other trademarks and tradenames in this information statement are the property of their respective owners.

                                 _____________

                               THE DISTRIBUTION



     Common stock being distributed                     3,520,000 shares(1)

     Common stock to be outstanding after              12,920,000 shares(2)
      this distribution

________
(1) The number of shares being distributed is based upon the number of ATSI common shares outstanding on April 30, 2000 plus the number of common shares obtainable by convertible securities prior to the close of business on the record date, July ____, 2000. The actual number of shares to be distributed will depend on the actual number of ATSI common shares outstanding on the record date, July ____, 2000.
(2) The number of shares of common stock that will be outstanding after the distribution is based on shares outstanding as of April 30, 2000 and excludes:
          . 339,999 shares of common stock issuable upon exercise of options that have been granted under our 1998 Stock Option Plan, as amended, at an average exercise price of $0.10 per share; and
          . an additional 3,660,000 shares of common stock reserved for issuance under our 2000 Stock Option Plan.

For a more detailed description of our capitalization, please see
"Capitalization."

                            SUMMARY FINANCIAL DATA

     You should read the following summary financial data together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes which are included elsewhere in this information statement.

                                                                                   Year ended December 31,
                                                                      -----------------------------------------------
                                                                       1996          1997         1998         1999
                                                                                    (In thousands,
                                                                                except per share data)
Statement of Operations Data:
Revenues........................................................      $   216       $   871      $ 2,074      $ 3,251
                                                                      -------       -------      -------      -------
Gross profit....................................................          124           651        1,677        3,146
Operating income (loss).........................................         (212)          198          315        1,127
                                                                      -------       -------      -------      -------
Net income (loss)...............................................         (213)          124          197          674
                                                                      =======       =======      =======      =======
Net income (loss) per share:(1)
  Basic.........................................................       ($0.02)      $  0.01      $  0.02      $  0.05
                                                                      =======       =======      =======      =======
  Diluted.......................................................       ($0.02)      $  0.01      $  0.01      $  0.05
                                                                      =======       =======      =======      =======
Number of shares used in per share calculations: (1)
  Basic.........................................................       12,920        12,920       12,920       12,920
                                                                      =======       =======      =======      =======
  Diluted.......................................................       12,920        12,920       13,264       13,294
                                                                      =======       =======      =======      =======

                                                                      As of December 31, 1999
                                                                   -------------------------------
Balance Sheet Data:
  Cash and cash equivalents.....................................                    16,361
  Working capital...............................................                  (160,171)
  Total assets..................................................                 1,471,299
  Total debt....................................................                   296,806
  Total shareholders' equity....................................                   844,274

__________
(1)  Calculated on a post-split basis.

                                 RISK FACTORS

There are risks inherent to the stock you will receive, including those risks
described in the risk factors below.   You should keep these risk factors in
mind when you read forward-looking statements elsewhere in this information statement. Any or all of these risks could have a material adverse effect on our business, operating results and financial condition. See "Forward Looking Statements."

                         Risks Related to Our Business

We have a history of profits, but may incur losses in the near future as we expand our business.

     We have been profitable for the period from 1997 to 1999. We may, however, incur losses from operations in the foreseeable future as we expand our business.

     We intend to expend significant resources on increasing our research and development, marketing, product offerings and network infrastructure. As a result, we will need to significantly increase our revenues to maintain profitability. We may not be able to achieve the necessary revenue growth, and we may not remain profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In the past, almost all of our revenue has been earned through sales of our software. We are increasing our emphasis on selling advertising space in our software and web sites and marketing third-party products. Although we began operations in 1996, we did not begin generating any significant revenue from advertising and marketing until April 1999. As a result, our historical performance may not predict our future performance.

We may not be able to compete effectively.

     The Internet software market is intensely competitive. A number of companies market competitive products or have indicated they intend to. There are few barriers to entry for software sales on the Internet, so the number of competitors is likely to increase. The market for advertising space on the Internet is also very competitive, and the large supply of advertising space puts downward pressure on the price we may charge to advertise in our software and web sites.

     Many of our current and potential competitors have longer operating histories and significantly greater financial, marketing, technical, sales, customer support and other resources than we do. In addition, some of these competitors may be able to devote greater resources to the development, promotion and sale of their products and services, adopt more aggressive pricing strategies, and devote substantially more resources to the development of new software or different web advertising strategies than we will be able to devote or adopt. They may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. Increased competition may result in lower operating margins and loss of market share. We expect that additional competitors will enter the market with competing products as the size and visibility of the market opportunity increases. We may not be able to compete successfully against current and future competitors, and competitive pressures could result in pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance.

If the market for web advertising develops more slowly than expected, we may not generate significant additional revenues.

     Most potential advertisers and their advertising agencies have limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to web-based advertising. Minimal information is available supporting the effectiveness of web-based advertising. If Internet advertisers determine that web-based advertising is not as effective as other mediums, existing advertisers might reduce their current levels of advertising or eliminate their spending entirely. Also, the widespread adoption of technologies that permit Internet users to selectively block out unwanted graphics, including advertisements attached to web pages, could also adversely affect the growth of the Internet as an advertising medium.

Our operations are vulnerable to security breaches that could harm the quality of our products and services or disrupt our ability to deliver our products and services.

     Third parties may breach our system security causing damage to our products and services. This might cause us to lose customers, or even cause customers to make claims on us for damages to them resulting from the use of our products and services. If the security measures that we use to protect our customer's personal information are ineffective, our customer's privacy could be compromised. Any of these events could cause customer dissatisfaction and resulting loss of revenues.

Our products may expose customers to invasion of privacy.

     Some of our products are intended to provide outsiders access to files on customer's hard drives, making the customer vulnerable to hacking. For example, CuteMX(TM) permits a customer to share a file by giving another person access to the file in the customer's hard drive. If the customer suffers an invasion of privacy or harm to their computer, this may result in customers' dissatisfaction and possible claims against us for any resulting damages. We may be required to expend significant capital and other resources to license additional encryption and other technologies to protect against system security breaches or to alleviate problems caused by any such breaches.

Unexpected network interruptions may significantly impair our ability to deliver our products and services, resulting in decreased revenue and harm to our reputation.

     We deliver our products and services via the Internet, so the efficient and uninterrupted operation of our computer and communications systems is critical to our business. We have not experienced any material outages to date.
However, our systems are vulnerable to damage or interruption from natural disasters, such as flooding or tornadoes, as well as intentional sabotage or hacking, and failure due to human error. In addition, we rely on third parties to provide telephone and Internet access. These third parties may fail to provide sufficient capacity as promised or they may suffer outages.

     Customers will be dissatisfied by any system failure that slows down or interrupts our delivery of products and services to them, and repeated problems would likely result in significant lost revenues and damage to our reputation. Although we maintain insurance against fires, floods and general business interruptions, the amount of coverage may not be adequate in any particular case. We do not presently have a formal disaster recovery plan.

We may not have sufficient systems capacity to accommodate our growth, resulting in lost revenues.

     If we experience a sharp increase in the use of our products and services, we may have a temporary capacity shortage until we are able to arrange for additional capacity.

If we fail to respond to rapid technological change, including new software developments, our products could be rendered obsolete which could adversely affect our ability to retain existing customers and attract new customers.

     The software industry is characterized by rapid technological change. If we cannot adapt or respond in a cost-effective and timely manner to technological changes, our products could be rendered obsolete which could have a material adverse effect on us. The development of our technologies entails significant technical and business risks and may require substantial lead-time and expenditures. We may not be able to keep pace with the latest technological developments, successfully identify and meet the demands of our customers, use new technologies effectively, or adapt our products to emerging industry standards or to the requirements of our customers.

If we do not expand our research and development, marketing and other staff and capabilities or effectively manage our internal growth, we may not be able to expand our business.

     We are expecting a period of rapid expansion. In order to manage our expected growth, accommodate our needs and take advantage of new opportunities in our market, we will need to attract additional key personnel in the near future. This includes a need to expand our marketing, technical, finance, administrative, systems and operations staff. This expansion involves a number of risks, including our ability to hire and retain qualified personnel in a competitive environment and our ability to integrate new personnel successfully with our existing personnel.

     We cannot assure you that our current and planned personnel levels, systems, procedures and controls will be adequate to support our future operations. If inadequate, we may not be able to exploit existing and potential strategic relationships and market opportunities. Any delays or difficulties we encounter could impair our ability to attract new, and enhance our relationships with existing, clients and end-users. If we are unsuccessful in hiring, integrating and retaining new personnel, or are unable to effectively manage our internal growth, we could be materially adversely affected.

We could lose key personnel which could prevent us from executing our business strategies.

     Our future success depends on the continued services of a number of key directors and members of our management team, including Ms. Poole-Christal, and our product development team. The loss of the technical knowledge and industry expertise of these people could seriously impede our success. Moreover, the loss of one or more of our key employees could slow our research and development efforts and impair our ability to bring new product to market. Additionally, the loss of a key employee, particularly to a competitor, could result in a loss of customers, a reduction in our market share, and a diminished view of the value of branded products.

     We currently do not maintain key person life insurance policies on any of our employees. The loss of the services of any of our key employees or our inability to hire and retain additional key employees would have a material adverse effect on us.

We intend to hire new members of our management team who will have little experience working together.

     Our future success will depend upon the continued service of key management and technical personnel and on the hiring of new highly-skilled management and employees. GlobalSCAPE has engaged a national search firm to find a Chief Executive Officer for the company. We are also searching for individuals suited for other top management and board positions. There is no assurance these persons will be located in a timely manner. Moreover, these individuals will have limited experience with GlobalSCAPE and other members of management, and it is possible that they may not integrate well into our business. The failure of key personnel to integrate well would have a material adverse effect on us.

     In addition, the members of our management committee that have been with us since 1996 have had only limited experience managing a rapidly growing company on either a public or private basis.

We may not be able to recruit and retain qualified professionals based in part on the limited numbers of and high demand for individuals with our required level of technical and management skills.

     We compete intensely with other Internet, software development and distribution companies internationally to recruit and hire from a limited pool of qualified personnel. Many qualified candidates may be unwilling to relocate to San Antonio and work for GlobalSCAPE. If we cannot attract and hire additional qualified marketing, professional services and software engineering and development personnel, our business results will suffer.

Our intended expansion into international markets could expose us to related risks that could harm our business.

     We currently have limited operations outside the United States. To expand our business, we intend to continue to develop relationships with customers outside of the United States. Expansion of our business to international consumers poses significant challenges, including maintenance of existing and creation of additional non-English language versions of our products and our web site. Conducting business outside of the United States is subject to additional risks, including:

     . related to online payment processing, including foreign currency issues and transacting with consumers who do not have credit cards;
     .    currency fluctuations;
     .    the burden of complying with foreign laws; and
     . political or economic instability or constraints on international trade.

     Any of the foregoing factors could adversely affect our future international operations, and as a result, harm our business and financial results.

If we are not able to overcome the challenges of our planned international expansion, our revenue and our prospects for profitability may be materially adversely affected.

     Our success will depend, in part, on additional expansion of our sales in foreign markets. We currently earn up to approximately 25% of our revenues from customers outside of the United States. We intend to further expand our operations and sales and marketing efforts to these foreign markets. Our failure to expand international sales in a timely and cost-effective manner could have a material adverse effect on us. In addition, there can be no assurance we will be able to maintain or increase international market demand for our products. International operations are subject to other inherent risks, including:

     .    the impact of recessions in economies outside the United States;
     .    adverse changes in regulatory requirements;
     .    potentially adverse tax consequences;
     .    political and economic instability;
     .    compliance with foreign regulations regarding  privacy concerns;
     .    fluctuations in currency exchange rates;
     .    reduced or limited protection for intellectual property rights; and
     .    tariffs and other trade barriers.

     In January 1999, the new "Euro" currency was introduced in European countries that are part of the European Monetary Union, or EMU. During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. Because a significant amount of uncertainty exists as to the effect the Euro will have on the marketplace and because all of the final rules and regulations have not yet been defined and finalized by the European Commission regarding the Euro currency, we cannot determine the effect this will have on our business.

Our failure to successfully integrate any future acquisitions or strategic relationships could strain our managerial, operational and financial resources and limit our growth.

     As part of our business strategy, we intend to pursue opportunistic acquisitions of third-party authored software programs, businesses, contracts and strategic relationships that would provide additional customers, technologies, products, or experienced personnel. Acquisitions present a number of potential risks that could have a material adverse effect on us, including:

     .    difficulty in securing products or relationships on acceptable terms;
     . difficulty in assimilating the acquired company's personnel, operations and technologies;
     .    entrance into markets in which we have limited or no prior experience;
     .    the potential loss of key employees of the acquired company;
     . the distraction of our management's attention from other business concerns; and
     . the potentially dilutive issuance of our common stock, the use of significant amounts of cash or the incurrence of substantial amounts of debt.

Attempts to expand by means of business combinations and strategic alliances may not be successful and may harm our operational efficiency, financial performance and relationships with employees and third parties.

     We may expand our operations or market presence by entering into additional business combinations, investments, joint ventures or other strategic alliances with hardware manufacturers, software vendors, Internet companies or other companies both in the United States and internationally. Our ability to expand in this way may be limited due to the many financial and operational risks accompanying these transactions. For example:

     . we may have difficulty assimilating the operations, technology and personnel of the combined companies;
     . our business may be disrupted by the allocation of resources to consummate these transactions;
     . we may have problems retaining key technical and managerial personnel from acquired companies;
     . we may experience one-time in-process research and development charges and ongoing expenses associated with amortization of goodwill and other purchased intangible assets;
     . our shareholders will suffer dilution if we issue equity to fund these transactions;
     . acquired businesses may initially be unprofitable resulting in our assumption of operating losses and increased expenses; and
     . our relationships with existing employees, customers and business partners may be weakened or terminated as a result of these transactions.

Our net revenue would be harmed if we experience significant credit card fraud.

     A failure to adequately control fraudulent credit card transactions could harm our net revenue and operating results because we do not carry insurance against this risk. In the past, hackers have attempted to steal our products by processing transactions using stolen or otherwise wrongfully obtained credit card numbers. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

     Despite testing by us, errors may be found in our products after distribution. This risk is exacerbated by the fact that a significant amount of code in our products is developed by independent parties over whom we have less control than that we exercise over internal developers. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and yet may not be able to successfully correct them in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of our software products.

     In addition, failures in our products could cause system failures for our customers who may assert warranty and other claims for substantial damages against us. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. These claims, even if unsuccessful, could be costly and time consuming to defend.

We may have difficulty with product development if external resources are no longer available.

     Although we attempt to develop our products using only highly capable internal and external developers, program managers and software engineers we cannot be sure that we will be able to identify the highest quality and most reliable development personnel. Additionally, once code is received we cannot be sure we will be able to successfully assemble it and adequately test the resulting software. In addition, if external developers were no longer available or not available at a reasonable price, we would have to develop all of our distributed software internally, which is likely to significantly increase our development expenses or the time required to develop a new product or current product upgrades.

We may not be able to generate sufficient revenue from the registration of our software.

     All products are available for free download for a minimum 30-day evaluation period as specified in their respective product license agreements. In many cases, it remains difficult to motivate people to purchase though most of our products contain frequent registration reminder messages and other features which completely or partially disable the ability to use the product if users fail to register and thereby pay for products. Without registration, revenue generation is limited to advertising revenues. Even with alternative revenue streams, the inability to increase product registration by providing adequate motivation to the user could lead to a significant reduction in overall revenue.

Our revenue growth depends to a significant extent upon the continued demand for our software products.

     We believe that to date a significant portion of the traffic to our web site has been generated by consumer demand for our software products, including but not limited to the popularity of CuteFTP(R). A decline in the demand for, or the price consumers are willing to pay for, our products as a result of competition, an erosion of brand loyalty, perceived degradation in product quality, technological changes, the bundling by third parties of functionality into their products or other factors would harm our business and operating results.

Our future growth will largely depend on our ability to successfully market and generate revenues from CuteMX(TM).

     We expect our future financial performance will depend in significant part on advertising and sales revenues generated from CuteMX(TM). Market acceptance of CuteMX(TM) will depend on the market for multimedia tools and consumer demand for the ability to search, share, and play or view audio, video, image and other files in addition to the ability to communicate through public and private chat and instant messaging formats using CuteMX(TM). We cannot assure you that this market acceptance will occur.

     A contributing factor to our initial growth has been our ability to create and maintain strong relationships with the community of users that initially adopts our products. This community of early adopters demands rapid improvements in the performance and features. We cannot assure you that CuteMX(TM) will meet the performance needs or expectations of the media enthusiast community when downloaded or that it will be free of significant software defects or bugs. If CuteMX(TM) does not meet customer needs or expectations, for whatever reason, our reputation could be damaged, or we could be required to upgrade or enhance the product, which could be costly and time consuming. Furthermore, success of this product is dependent on our management being able to adequately create consumer interest in the product and sustain that interest in light of competition from similar products which may exist or be developed.

The market for our products is rapidly changing, and the failure of our file management and web development tools to continue to satisfy the web and media enthusiast community would adversely affect our operating results.

     If our file management and web development tools fail to continue to satisfy the web and media enthusiast community or otherwise fail to sustain sufficient market acceptance, our business, operating results and financial condition would be adversely affected. Due in part to the emerging nature of the utilities development tools market and the substantial resources available to many market participants, we believe there is a time-limited opportunity to achieve product adoption. If we do not achieve early widespread acceptance, our ability to achieve the operating results we expect will be adversely affected.

Our efforts to develop brand awareness may be unsuccessful, which could limit our ability to acquire new customers and generate ongoing revenue growth.

     We believe that developing and maintaining awareness of the "GlobalSCAPE" and the various "Cute" brand names is critical to achieving widespread acceptance of our products. If we fail to promote and maintain our brands or incur significant related expenses, our business, operating results and financial condition could be materially adversely affected. To promote our brands, we may find it necessary to increase our marketing budget or otherwise increase our financial commitment to creating and maintaining brand awareness among potential customers. Although we have obtained a

United States registration of the trademark "GlobalSCAPE," we are aware of other companies, including competitors, that use the words "Global" or "Scape" in their marks in combination with other words, and we do not expect to be able to prevent third party uses of the words for competing goods and services. Competitors that use marks that are similar to our brand names may cause confusion among actual and potential customers, which could prevent us from achieving significant brand recognition. Additionally, the third parties may seek to restrict usage of our name through infringement claims.

Our reliance on international subcontracting for product development subjects us to additional economic and political risk.

     We rely on our ability to outsource product development through foreign relationships at a lower cost than that which is available for similarly skilled development personnel in the United States. This international production strategy is subject to a variety of risks, including but not limited to political and economic instability in the countries in which our developers are located. If instability occurs we may not be able to continue this reliance which may increase the time necessary to complete research and development and the associated research and development costs. Furthermore, market pressures may resulting in a higher demand for software programmers in other countries, including Russia and India, which may in turn increase development costs and result in a decrease in profit margin. We have not proven our ability to diversify the source countries of our internationally located development teams. Especially without diversification, a change that affects the availability or cost of our developers would have a material adverse effect.

Our products rely on the prevalence of other technologies therefore we could be harmed if that technology fails to maintain or improve market share.

     Our current products can only be used on a Windows-based operating system and are not compatible with other operating systems. Anything that affects Windows market share negatively could have a material adverse effect on the demand for products.

                    Risks Related To Our Internet Strategy

We may fail to promote and enhance our web sites effectively, which may prevent us from attracting new visitors, business partners or advertisers to our web site and from delivering our software through our web site.

     Enhancing the GlobalSCAPE.com and CuteMX.com web sites is critical to our ability to increase our revenue. In order to attract and retain Internet users, electronic commerce partners and advertisers, we intend to substantially increase our expenditures for enhancing and further developing our web site network. Our success in promoting and enhancing our web site network will also depend on our ability to provide high quality content, features and functionality. If we fail to promote our web sites successfully or if visitors to our web sites, electronic commerce partners or advertisers do not perceive our services to be useful, current or of high quality, our ability to generate revenue from our web sites will be significantly impaired.

Visitors to our web sites could experience delays and decreased performance during periods of heavy traffic, which could result in dissatisfaction with our web site network and damage to our reputation.

     Our web sites must accommodate a high volume of traffic. Our GlobalSCAPE.com web site has in the past experienced slower response times or decreased performance for a variety of reasons. These occurrences have not had a material impact on our business. These types of occurrences in the future, however, could have a material adverse effect on our reputation and brand name and could cause users to perceive our web site as not functioning properly. Under these circumstances, our users might choose other web sites or other methods to obtain comparable software.

Our Internet strategy will fail if the infrastructure of the Internet is not continually developed and maintained.

     The success of our Internet strategy will depend in large part on the continued development and maintenance of the infrastructure of the Internet. The Internet has experienced, and we expect it to continue to experience, significant growth in the number of users and amount of traffic. The Internet has experienced a variety of outages, interruptions and other delays as a result of damage to or problems with portions of its infrastructure, and could face similar outages and delays in the future. Any outage or delay could affect the level of Internet usage, as well as the volume of traffic on our web site. If these outages or delays occur frequently in the future, Internet usage, as well as the use of our web-based software, could grow more slowly than projected or decline.

If the growth in the use of the Internet does not continue, the growth of our business will be negatively impacted.

     Because global commerce and the online exchange of information is new and evolving, we cannot predict with any certainty that the Internet will be a viable commercial marketplace in the long term. The growth of our business would be materially adversely affected if Internet usage does not continue to grow rapidly. Growth in Internet usage could decline for a number of reasons, including concerns about the security of confidential information and concerns about acts of sabotage, vandalism and other similar events such as have adversely impacted Yahoo, eBay and other major Internet sites recently. If the Internet does not become a viable commercial marketplace, our Internet strategy will not succeed.

The development of a market for our products is uncertain.

     If the market for consumer and business software applications does not grow at a significant rate, our business, operating results and financial condition will be materially adversely affected. Web technology has been used widely for only a short time, and the market for consumer and business software applications is new and rapidly evolving. As is typical for new and rapidly evolving industries, demand for recently introduced products is highly uncertain.

                      Risks Related To Legal Uncertainty

Third parties may assert claims against us as a result of information published or posted on or accessible from our web sites and through our software products.

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other claims relating to the information we publish on our web site or are accessible through our software products. These types of claims have been brought, sometimes successfully, against online services in the past, and can be costly to defend.

     We may also be subjected to a variety of claims based on the content we provide or appear to provide, including but not limited to:

     .    content that is accessible from our web site;
     .    content available through links from our site to other web sites;
     .    content available through our software products; and
     .    content that may be transferred by users of our software products.

     For example, CuteMX(TM) and CuteFTP(R) facilitate the transfer of all file types, some of which may include popular media formats such as MP3 where the underlying work may not be authorized for distribution. Recently laws have been passed addressing issues related to electronic embodiment of copyrighted works, however, this area of law is constantly changing both in the United States and internationally. In recent years, Congress has sought to increase protections to copyright owners while facilitating the development of the Internet through acts such as the Digital Millennium Copyright Act signed into law October 28, 1998. This area of the law is constantly changing both in the United States and internationally and there is little precedent available to determine how these acts will be interpreted. Furthermore, the federal government is continuing to evaluate the use of copyrighted material online. This uncertainty could be resolved in a way that may be detrimental to our Company and our business plan. Additionally, standards such as the Secure Digital Music Initiative, or SDMI, may impact the usability of programs like CuteMX(TM) and Cute FTP(R). The associated rights and restrictions that may be applicable in the future are uncertain and could adversely impact our financial condition or result in litigation or depreciation in the value of our brand. See "Business --Software Products."

     We have not been a party to any lawsuit alleging the types of claims described above, to date. Any claims or litigation, if they occur, however, could subject us to significant liability for damages. Even if we were to prevail, litigation could be time-consuming and expensive to defend, and could result in diversion of our time and attention.

Third parties may assert infringement claims against us, which could result in liability for damages, the invalidation of our rights or the diversion of our time and attention.

     We cannot assure you that third parties will not claim that we have infringed upon their patents or proprietary rights. If our patent applications and trademark applications are not approved because third parties own those patents or trademarks or have patents or trademarks which block our application, our use of the underlying intellectual property may be restricted unless we enter into arrangements with the third-party owners. Those arrangements may not be possible on reasonable terms. Even if our pending patent and trademark applications are approved, those applications, in addition to our trademark registrations, may be successfully challenged by others or invalidated at some time in the future. In the event that we are required to defend our patent(s) or trademark(s), such litigation could divert our attention from running our business and have a material adverse effect on us. Any claims or litigation, if they occur, could subject us to significant liability for damages and could result in invalidation of our rights. Even if we were to prevail, litigation could be time-consuming and expensive to defend, and could result in diversion of our time and attention. Any claims or litigation from third parties might also limit our ability to use the proprietary rights subject to the claim or ensuing litigation.

We are vulnerable to claims that our products infringe third-party intellectual property rights particularly because our products are partially developed by independent parties.

     We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that some of the code in our products is developed by independent parties or licensed from third parties over whom we have less control than we exercise over internal developers. Claims of infringement could require us to reengineer our products or seek to obtain licenses from third parties in order to continue offering our products. In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim, could place a significant strain on our financial resources and harm our reputation.

     Agreements exist between GlobalSCAPE and its independent contractors in which each contractor represented and warranted that the work completed for GlobalSCAPE was that individual's original work and that they had no knowledge of any infringement on a copyright, trade secret or other intellectual property right of another person or entity. These agreements may, however, be difficult to enforce and, even if enforceable, enforcement could result in costly litigation.

We may not be able to protect our intellectual property rights, which may result in damages to us.

     We protect our intellectual property rights through a combination of trademarks, service marks, copyrights and trade secrets. Additionally we have filed a patent application covering concepts and technologies integral to our business including our proprietary search technology which facilitates the search for and exchange of information located at the personal computer level between a community of our product users. We cannot assure you that any of our current or future patent applications or trademark or copyright applications will be approved. We believe our success and ability to compete are in part dependent upon our intellectual property rights and other internally developed technologies. If our proprietary rights are infringed by a third party, the value of our services to our customers would be diminished and additional competition might result from the third party's use of those rights.

     Furthermore, we cannot assure you that any of our proprietary rights will be viable or of value since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries are uncertain and evolving. We also cannot assure you that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of those rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as in the United

States. We may not be able to detect unauthorized use of and, therefore, take appropriate steps to enforce our intellectual property rights. Additionally, the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. Furthermore, it may also be possible for unauthorized third parties to copy certain portions of our proprietary information or reverse engineer the proprietary information used in our programs.

     Although we limit access to and disclosure of our proprietary information through confidentiality agreements with our employees and independent contractors and nondisclosure agreements with third parties that are material to our business, we cannot give assurance that such information will not be disclosed. Such disclosure would have a material adverse effect on us. See "Business -- Intellectual Property."

Our efforts to protect our trademarks may not be adequate to prevent third parties from misappropriating our intellectual property rights.

     One of our most valuable intellectual property is our collection of trademarks. The protective steps we have taken in the past have been, and may in the future continue to be, inadequate to deter misappropriation of our trademark rights. Although we do not believe that we have suffered any material harm from misappropriation to date, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights. We have registered some of our trademarks in the United States and have other trademark applications pending in the United States. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services.

     Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources. Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of our trademarks. The GlobalSCAPE.com or CuteMX.com web site addresses, or domain names, and our various trademarks are important to our business. Failure to adequately protect our trademark rights could damage or even destroy the GlobalSCAPE brand and impair our ability to compete effectively. If we lose the use of our site addresses or the use of our trademarks, our business would be harmed and we would need to devote substantial resources towards developing an independent brand identity. See "Business-- Intellectual Property."

We may face liability relating to content on, or products and services sold from, our web site.

     Our web site network and software products provide third-party content. We could be exposed to claims related to copyright or trademark infringement, errors or omissions or other wrongful acts by the third parties whose content we provide or whose web sites are linked with ours. We enter into agreements with other companies under which we share revenues resulting from advertising or the purchase of products or services through direct or indirect links to or from our web sites and accessible through our software products. These arrangements may expose us to additional legal risks and uncertainties, including government regulation and potential liabilities to consumers of these products and services, even if we do not provide the products and services ourselves.

We could face claims by our customers for invasion of privacy.

     We collect and use data from our customers to process their orders for our services as well as in the operation of our services. This creates the potential for claims to be made against us based on invasion of privacy or other legal theories.

     Recently, the Children's Online Privacy Protection Act of 1998, or COPPA, went into effect. The law requires sites that collect information to prominently disclose what personal information they collect from children, how it is used and whether it is shared with third parties. Most importantly, the law requires all sites to obtain "verifiable parental consent" in the form of a signed note, an e-mail with a password or a credit card number before collecting any data from pre-teens. In addition to securing parental permission before collecting personal data from children, the law says that sites must allow parents to review the information collected, delete information at a parent's request, and obtain parental permission before disclosing information about children to third parties. This Act may cause a significant increase in administrative expenditures to comply with this legislation.

     Privacy concerns may cause users to resist providing personal data or to avoid web sites that track user behavior. Furthermore, consumers may choose not to buy our software or software products because of personal privacy concerns.

Government legislation and regulation of the Internet may limit the growth of our business and our ability to market our products and services.

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including online content, user privacy, direct mail marketing, online pricing and delivery of products and services, taxation, advertising, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain how existing laws will be applied to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the usage and demand for our services or materially increase our cost of doing business.

     Some local telephone carriers have asserted that the increasing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and that many areas with high Internet use have begun to experience interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on service providers and online service providers. If access fees are imposed, the costs of communicating on the Internet could increase substantially, potentially slowing the increasing use of the Internet. This could in turn decrease demand for our services or materially increase our cost of doing business.

     A number of European countries have enacted laws restricting the marketing of products and services using e-mail. These restrictions could hinder or restrict the sales and marketing of our products and services in Europe. If similar restrictions were also adopted in the United States or other countries, our business would be materially harmed. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could harm our business.

Current and future legislation regarding unsolicited e-mail could limit our ability to expand our marketing initiatives.

     Legislation has recently been enacted in several states restricting the sending of unsolicited commercial e-mail. The federal government and several other states are considering, or have considered, similar legislation. Although the provisions of these current and contemplated laws vary, they generally limit or prohibit both the transmission of unsolicited commercial e-mails and the use of forged or fraudulent routing and header information. Some states, require that unsolicited e-mails include "opt-out" instructions and that senders of such e-mails honor any "opt-out" requests. Recent cases have reviewed this legislation with varying outcomes. The ongoing development of this area of law is in no way predictable nor complete. The possible future legal restrictions could severely limit our ability to implement our marketing initiatives.

Taxation of Internet transactions could slow the growth of e-commerce and harm our business.

     The tax treatment of electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local levels to impose taxes on the sale of goods and services and other e-commerce activities. The Internet Tax Freedom Act was signed into law on October 7, 1998, placing a three-year moratorium on multiple or discriminatory state and local taxes on electronic commerce. However, future laws may impose taxes or other regulations on e-commerce, which could substantially impair the growth of e-commerce and materially and adversely affect our business.

Regulations or consumer concerns regarding privacy on the Internet could limit our advertising strategy.

     The demographics we collect during software installation enable us to target advertising to specific users. This information includes optional demographic information, systems and software usage statistics. This profile development involves both data supplied by the user and data delivered to a central ad server during the customers' software usage. Other countries and political entities, such as the European Economic Community, have adopted privacy protection legislation or regulatory requirements. The United States is negotiating with the European Union, often referred to as EU, to determine how their policies will be implemented here. Furthermore, the United States may expand its own restrictions considering the recent focus by numerous federal agencies concerned with online privacy. If privacy legislation is enacted or consumer privacy concerns limit the market acceptance of personalized software marketing, our business, financial condition and operating results could be harmed.

     We use a data collection method similar to cookies to track demographic information. A number of governmental bodies and commentators in the United States and abroad have urged passage of laws limiting or abolishing the use of cookies and similar data collection methods. If such laws are passed or if users begin to delete or refuse this type of data collection as a common practice, our revenue may be reduced. All of these factors could give rise to legal liability and other business concerns related to our data collection.

                      Risks Related to This Distribution

The distribution may be treated as a taxable transaction to the ATSI stockholders receiving shares.

     The distribution may be treated as a taxable distribution to the ATSI stockholder in an amount equal to the fair market value of the GlobalSCAPE stock received, to the extent of that stockholder's pro rata share of ATSI's current and accumulated earnings and profits. This includes any earnings and profits attributable to any gain that ATSI recognizes for Federal income tax purposes in connection with the stock distribution. Neither ATSI nor GlobalSCAPE has received a ruling from the Internal Revenue Service that the distribution to the ATSI stockholders will be treated as a non-taxable distribution to the ATSI stockholders under Internal Revenue Code Section 301, nor will a ruling be requested. See "The Distribution - Material Federal Income Tax Consequences of the Distribution."

American TeleSource International, Inc. and its directors and executive officers will be able to exert significant influence over us.

     We are currently a wholly-owned subsidiary of ATSI. We were incorporated in 1996 and capitalized with an investment of less than $100,000 from ATSI.

     After the distribution, ATSI will own approximately 73% of our outstanding common stock. Furthermore, ATSI's directors and executive officers who received their shares in the distribution will beneficially own approximately 11% of GlobalSCAPE's outstanding common stock. These shareholders, if they vote together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of us or discourage a potential acquirer from attempting to obtain control of us, any of which could have an adverse effect on the market price of our common stock.

     At least initially, Arthur L. Smith, the Chairman and Chief Executive Officer of ATSI and H. Douglas Saathoff, the Chief Financial Officer of ATSI, will be the only directors of GlobalSCAPE. Therefore, until additional directors are recruited for our board, these ATSI officers may be able to exert significant influence over us and conflicts of interest may arise. See "Management" and "Ownership of GlobalSCAPE Stock."

The spin-off could adversely affect the aggregate value of your investment in ATSI common stock.

     Following the partial spin-off, the valuation of GlobalSCAPE common stock and ATSI common stock will not necessarily be related. The combined valuation of the GlobalSCAPE common stock and ATSI common stock after the spin-off may be less than the trading price of ATSI common stock immediately before the spin-off. As a result of the spin-off, the trading price range of ATSI common stock may be lower than the trading price range of ATSI common stock immediately before the spin-off.

Anti-takeover provisions in our charter and Delaware law could inhibit others from acquiring us.

     Some of the provisions of our certificate of incorporation and bylaws and in Delaware law could, together or separately:

     .  discourage potential acquisition proposals;
     . delay or prevent a change in control; and . limit the price that investors may be willing to pay in the future for shares of our common stock.

     In particular, our certificate of incorporation and bylaws provide for, among other things, limitations on the individuals that may call meetings of the shareholders and do not allow for cumulative voting. We are also subject to
Section 203 of the Delaware General Corporation Law which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined in the statute, for a period of three years following the date on which the stockholder became an interested stockholder.

You may be unable to sell your stock.

     Upon the completion of this distribution, we will have 12,920,000 shares of common stock outstanding. The transfer of the stock you are receiving is restricted, pursuant to our bylaws, until 180 days after such time as we complete an initial public offering of our stock and we list and register our stock on a national securities exchange or we cause our shares to be quoted on the automatic quotation system of a national securities association. There can be no assurance we will complete a public offering and list our stock. Consequently, you may not be able to sell your stock for a long time. See "Description of Capital Stock--Transfer Restrictions."

     Furthermore, market conditions may make it difficult for you to sell your stock even once restrictions are removed. There is no public market for our common stock. We do not anticipate listing our shares with any exchange. We do not intend to provide aftermarket support and no broker-dealer has committed to selling any shares. We could decide not to facilitate the commencement of a trading market for the common stock for an extended period.

     GlobalSCAPE may determine at some time in the future to issue additional shares in a public or private offering which may result in a significant percentage of the Company being distributed to the general public or private investors resulting in a considerable dilution of your holdings. Furthermore, shares held by any of our affiliates, including ATSI, will be subject to the limitations on trading found in Rule 144 of the Securities Act of 1933. After the statutory required holding period runs the shares restricted by Rule 144 will be eligible for sale, subject to the conditions of that Rule and the bylaw restrictions if still applicable.

                               THE DISTRIBUTION

Background; Reasons for the Distribution

     Although a record date has not yet been set by the ATSI board, it is anticipated that the record date will be on or before July 14, 2000. An announcement of the record date will be made at least ten days prior to the record date. The distribution is expected to occur at the close of business on or about three weeks after the record date; provided, however, the distribution will not occur until this registration statement has been declared effective. ATSI will distribute a portion of the shares of GlobalSCAPE common stock to the ATSI shareholders as a non-cash distribution, resulting in approximately 27% of GlobalSCAPE shares being held by parties other than ATSI. ATSI has historically included 100% of GlobalSCAPE's operating results in its consolidated financial statements. After the distribution, ATSI will continue to consolidate 100% of GlobalSCAPE's results, and will recognize the impact of the resulting minority shareholder position.

     In order to facilitate the distribution, ATSI recently consummated a corporate restructure whereby GlobalSCAPE which had been a subsidiary of American TeleSource International, Inc., a Texas corporation ("ATSI Texas"), a wholly-owned subsidiary of ATSI, became a direct wholly owned subsidiary of ATSI. The corporate restructure was implemented in a series of transactions: (i) ATSI Texas sold 100% of the common stock of GlobalSCAPE to ATSI for a $6 million promissory note; (ii) a stock split of the outstanding shares of GlobalSCAPE was consummated and each share of our common stock was changed into 7.6 shares of common stock. The corporate restructure may be treated as a taxable transaction to ATSI, but it is anticipated that all such gain may be offset by existing net operating losses. In addition, the distribution may be treated as a taxable transaction to ATSI's shareholders. See "The Distribution- Material Federal Income Tax Consequences of its Distribution."

     ATSI is a telecommunications company, focusing on the market for wholesale and retail services between the United States and Latin American and within Latin America. On the other hand, GlobalSCAPE is in the software industry and develops, markets and distributes web-based software. The decision to effect the spin-off was triggered by the significant changes that have occurred in the telecommunications and Internet industries during the last couple of years. During this period, the Internet industry has experienced what we believe to have been one of the most fundamental economic and structural changes ever seen in any industry. It is against this background that ATSI undertook a review of its businesses and prospects and its relationship with its various subsidiaries to determine the best way to achieve long-term growth. In analyzing our future prospects, ATSI's board concluded that the distribution is in the best interest of ATSI and its shareholders because the separation of ATSI and GlobalSCAPE will provide each company with greater managerial, operational and financial flexibility to respond to changing market conditions in their different business environments.

     There are a number of business purposes for the spin-off and it is a means of accomplishing a number of strategic long term goals. We expect the partial spin-off will allow ATSI shareholders to better evaluate their investment in the two resulting entities as the two entities possess operating and business characteristics very distinct from each other. Furthermore, the spin-off is expected to enhance GlobalSCAPE's access to financing by allowing the financial community to focus separately on its business. If business and market conditions warrant, this in turn is anticipated to make an initial public offering or other financing of GlobalSCAPE more likely to succeed. The spin-off is also expected to provide employees of ATSI and GlobalSCAPE stock-based incentives based solely on the performance of ATSI or GlobalSCAPE as the case may be. ATSI and GlobalSCAPE have shared a number of human resources, including directors and top management, but this has not resulted in substantial operating efficiencies or other synergies between the two businesses. Although initially some sharing of human resources will continue, creating a more independent company will help accomplish the goal of attracting additional executives and directors for GlobalSCAPE who will be able to focus solely on the business of GlobalSCAPE.

     Over the past year, GlobalSCAPE has been presented with certain acquisition and combination opportunities for growth in the Internet industry. While we believe those opportunities were not desirable for us at the times they arose, it advanced our understanding of the value inherent to the GlobalSCAPE business plan, which is different from that of ATSI.

     Following the spin-off, we expect to be in a better position to actively pursue opportunities for growth in our core businesses, including:

     .  Acceleration of internal product development efforts;
     .  Acquisition of complementary products or businesses;
     .  International expansion; and
     . Addition of new GlobalSCAPE products and services that are complementary to our existing products and services.

     We intend to finance these opportunities through a combination of internally generated capital, equity issuances and incurrences of debt where deemed prudent or appropriate. Any issuances of equity will depend upon the opportunity and circumstances. We will incur debt only where we consider the terms to be appropriate.

Manner of Effecting the Distribution

     The distribution of the GlobalSCAPE common stock will be made on a pro rata basis with each ATSI shareholder receiving GlobalSCAPE shares at a ratio of one share of GlobalSCAPE common stock for each twenty shares of ATSI common stock held by such ATSI shareholder on the record date for the distribution, rounded up to the nearest whole number of GlobalSCAPE shares. No fractional shares will be issued in connection with the distribution.

     As an example, if you hold one hundred (100) shares of ATSI common stock on the record date, you will receive five (5) shares of GlobalSCAPE common stock in the distribution. If you hold one hundred fifteen (115) shares of ATSI stock, you will receive six (6) shares of GlobalSCAPE common stock. Any shareholders holding less than 20 shares will receive one share of GlobalSCAPE common stock. The shares of our common stock will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock".

     ATSI will distribute approximately 3.5 million shares of GlobalSCAPE common stock, based on the number of shares of ATSI common stock outstanding on the record date. The shares to be distributed will constitute approximately 27% of the outstanding shares of GlobalSCAPE common stock immediately after the distribution. ATSI will retain the remaining approximately 73% of the outstanding shares of our common stock.

     Shares of GlobalSCAPE Common Stock will be issued initially in book-entry form (without stock certificates) entered on the records of GlobalSCAPE. Shareholders will receive a written confirmation from ChaseMellon Shareholder Services, the distribution and transfer agent, showing the number of GlobalSCAPE shares owned. Shareholders can keep their shares in book-entry form to make a request to the distribution agent that a stock certificate representing the shares be issued. The distribution agent will mail certificates representing the shares of GlobalSCAPE common stock to holders of ATSI common stock as soon as practicable after request.

     HOLDERS OF ATSI COMMON STOCK SHOULD NOT SEND CERTIFICATES TO GLOBALSCAPE, ATSI OR THE DISTRIBUTION AGENT. ATSI STOCK CERTIFICATES WILL CONTINUE TO REPRESENT SHARES OF ATSI COMMON STOCK AFTER THE SPIN-OFF IN THE SAME AMOUNT SHOWN ON THOSE CERTIFICATES. No holder of ATSI common stock will be required to pay any cash or other consideration for the shares of our common stock received in the spin-off or to surrender or exchange shares of ATSI common stock to receive shares of our common stock. No fractional shares of our common stock will be issued in the spin-off.

     The distribution agent is ChaseMellon Shareholder Services, Overpark Centre, 85 Challenger Road, Ridgefield, NJ 07660.

Results of the Spin-off

     Following this partial spin-off, we will be a company registered under
Section 12 of the Securities Exchange Act of 1934 with ATSI retaining a majority of the outstanding shares and we will continue to operate our software development and distribution businesses. The number and identity of the holders of our remaining common stock immediately after the spin-off likely will be substantially the same as the number and identity of the holders of ATSI common stock on the record date. Immediately after the spin-off, we expect to have approximately 14,200 holders of record of our common stock and 12,920,000 million shares of our common stock outstanding based on the number of record holders and outstanding shares of ATSI common stock as of the close of business on the record date.

     The spin-off will not affect the number of outstanding shares of ATSI common stock or any rights of ATSI stockholders.

Listing and Trading of GlobalSCAPE Stock

     We have reserved the symbol "CUTE" with the NASDAQ; however, we are not planning on listing the GlobalSCAPE stock on any exchange or automatic quotation system, except in connection with an initial public offering of our shares which may not occur for some time, if at all. Additionally, no underwriter or broker has committed to providing any market support for the selling of shares. See "Risk Factors - Risks Related to This Distribution - You May Be Unable to Sell Your Stock." In addition, the bylaws of GlobalSCAPE provide for certain stock transfer restrictions which will be in place until 180 days after GlobalSCAPE completes an initial public offering and we list and register our shares on a national securities exchange or we cause our shares to be quoted on the automatic quotation system of a national securities association. See "Description of Capital Stock - Transfer Restrictions."

Material Federal Income Tax Consequences of the Distribution

     The following is a summary of the material United States federal income tax consequences relating to the distribution. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and IRS, all as they exist as of the date of this document.

     TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE SPIN-OFF TO YOU MAY DEPEND ON THE FACTS OF YOUR OWN SITUATION. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE SPIN-OFF, PARTICULARLY IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE UNITED STATES FEDERAL INCOME TAX LAWS, SUCH AS IF YOU ARE A TAX-EXEMPT ENTITY, NON-RESIDENT ALIEN INDIVIDUAL, FOREIGN ENTITY, FOREIGN TRUST OR ESTATE OR BENEFICIARY THEREOF, PERSON WHO ACQUIRED SUCH STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INSURANCE COMPANY OR DEALER IN SECURITIES, OR IF YOU DO NOT HOLD YOUR ATSI COMMON STOCK AS A CAPITAL ASSET. THIS SUMMARY DOES NOT ADDRESS STATE LOCAL OR FOREIGN TAX CONSEQUENCES.

     Neither ATSI nor GlobalSCAPE has received a ruling from the Internal Revenue Service that the distribution of the stock of GlobalSCAPE to the ATSI stockholders will qualify as a non-taxable distribution to the ATSI stockholders under Internal Revenue Code Section 301, nor will a ruling be requested. There are several factors which are material to the determination regarding the tax consequences of the stock distribution. It is important to note that the below listed factors relate to determinations made at the time of the stock distribution.

     When a corporation distributes property, Section 301 requires the stockholder to include the fair market value amount of the distribution in gross income to the extent that it constitutes a dividend. The term dividend, a precisely defined word, generally means any distribution of property that is out of the corporation's earnings and profits. Therefore, as long as ATSI has sufficient current or accumulated earnings and profits, distributions are treated as taxable dividends. Amounts that are not considered dividends because of inadequate earnings and profits are nontaxable returns of capital to the extent of the stockholder's basis in their shares. In effect, the nondividend portion of the distribution is applied to and reduces the basis of the stockholders investment in their ATSI stock. Should the return of capital distribution exceed the ATSI stockholders' basis, the excess is treated as gain from the sale of the stock, normally capital gain if the stock is a capital asset.

     In order for the stock distribution to be non-taxable to the ATSI stockholders, inadequate ATSI earnings and profits must exist. It is not currently expected that ATSI will have adequate current and accumulated earnings and profits, however neither the factual representations made by GlobalSCAPE and ATSI, nor the analysis used in determining earnings and profits at the time of the stock distribution is binding on the Internal Revenue Service or any court.

     HOLDERS OF ATSI STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE DISTRIBUTION OF THE GLOBALSCAPE STOCK TO THE ATSI STOCKHOLDERS, INCLUDING THE EFFECTS OF STATE, LOCAL AND FOREIGN TAX LAWS.

Reasons for Furnishing Information Statement

     We are providing this information statement solely to provide information to ATSI shareholders who will receive our common stock in the spin-off. It is not an inducement or encouragement to buy or sell any securities of ATSI or GlobalSCAPE. We believe the information contained in this information statement is accurate as of the date set forth on the cover page. Changes may occur after that date, and neither GlobalSCAPE nor ATSI will update the information except in the normal course of their respective public disclosure practices.


                                DIVIDEND POLICY

     We have neither declared nor paid any cash dividends on our common stock. Any future determination as to the payment of dividends will be at the discretion of our board of directors.

                              ACCOUNTING TREATMENT


     Our historical financial statements present our financial position, results of operations and cash flows as if we were a separate entity for all periods presented. ATSI's historical basis in our assets and liabilities has been carried over and, in accordance with generally accepted accounting principles, allocations of certain ATSI costs have been made.

                                CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

Cash and cash equivalents..................................................          $   16,361
                                                                                ===============

Debt:
  Notes payable and capital lease obligations..............................             296,806
                                                                                ===============


Shareholders' equity:/(1)/
  Common stock, par value $0.001 per share; 40,000,000 shares authorized;
   12,920,000 shares issued and outstanding, as adjusted...................              12,920
  Additional paid-in capital...............................................              49,112
  Accumulated Earnings.....................................................             782,242
                                                                                ---------------
  Shareholders' equity.....................................................             844,274
                                                                                ===============

  Total capitalization.....................................................          $1,157,441
                                                                                ===============

__________
(1)  Calculated on a post-split basis.

                            SELECTED FINANCIAL DATA

     The following selected historical financial data for each of the years in the four-year period ended December 31, 1999 and as of December 31, 1998 and 1999 has been derived from our financial statements, which have been audited by Ernst & Young, LLP our independent auditors, and are included elsewhere in this information statement. The selected financial data for the year ended December 31, 1996 has been derived from our unaudited financial statements, which include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for that period and at that date. The information set forth below should be read along with the financial statements and related notes included elsewhere in this information statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                 Year Ended December 31,
                                                        -------------------------------------------------------------------------
                                                              1996               1997               1998                1999
Statements of Operations Data:                             (Unaudited)
Revenues:
  Software product revenues........................            $ 216,376           $870,539         $2,073,687         $2,922,141
  Advertising revenues.............................                    0                  0                  0            328,895
                                                        ----------------   ----------------   ----------------   ----------------
          Total revenues...........................              216,376            870,539          2,073,687          3,251,036
Total cost of revenues.............................               92,758            219,623            396,570            105,026
                                                        ----------------   ----------------   ----------------   ----------------
Gross profit.......................................              123,618            650,916          1,677,117          3,146,010
Operating expenses:
  Selling, general and administrative..............              333,450            448,457          1,228,644          1,625,004
  Research and development.........................                    0                  0             42,164            139,953
  Depreciation and amortization....................                2,505              4,876             91,262            253,896
                                                        ----------------   ----------------   ----------------   ----------------
          Total operating expenses.................              333,955            453,333          1,362,070          2,018,853
                                                        ----------------   ----------------   ----------------   ----------------
Income (loss) from operations......................             (212,337)           197,583            315,047          1,127,157
 Interest expense, net.............................                    0                  0             (2,345)           (56,847)
Other income (expense), net........................                 (404)                 0                  0                  0
                                                        ----------------   ----------------   ----------------   ----------------
Net income (loss) before provision for income taxes             (212,741)           197,583            312,702          1,070,310
Income tax provision:
    Current
        Federal income taxes.......................                    0             65,242            108,377            372,532
        State income taxes.........................                    0              9,042             15,020             51,629
    Deferred
        Federal income taxes.......................                    0             (1,004)            (6,463)           (24,353
        State income taxes.........................                    0               (139)              (896)            (3,375
                                                        ----------------   ----------------   ----------------   ----------------
Total income tax provision (benefit)                                   0             73,141            116,038            396,433
                                                        ----------------   ----------------   ----------------   ----------------

Net income                                                      (212,741)           124,442            196,664            673,877
                                                        ================   ================   ================   ================

Net income per common share                                       ($0.02)             $0.01              $0.02              $0.05
Net income per common share - assuming dilution                   ($0.02)             $0.01              $0.01              $0.05

                                                                                      December 31,
                                                         -------------------------------------------------------------------------
                                                             1996              1997                 1998                 1999
                                                          (Unaudited)
Balance Sheet Data(1):
Cash and cash equivalents..........................       $   2,378           $192,064           $   65,480           $   16,361
Working capital (deficit)..........................          21,197            167,300             (798,833)            (160,171)
Total assets.......................................          59,902            280,180            1,163,648            1,471,299
Total debt including current portion...............               0                  0              919,065              296,806
Shareholders' equity (deficit).....................       $(212,741)          $(26,268)          $  170,397           $  844,274

__________
(1)  Calculated on a post-split basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements relating to future events or our future financial performance which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under "Risk Factors" and "Business."

Forward Looking Statements

     There are a number of statements in this registration statement that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such matters as the Company's strategy for internal growth and improved profitability, additional capital expenditures (including the amount and nature thereof), industry trends and other such matters. These statements are based on certain assumptions and analyses made by the Company in light of its perception of historical trends, current business and economic conditions and expected future developments as well as other factors it believes are reasonable or appropriate. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including general economic, market or business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulations and other factors, most of which are beyond the control of the Company. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

Overview

     GlobalSCAPE develops, markets, distributes and supports leading Internet-based software products in a variety of categories including file management utilities, multimedia utilities and web application development tools to business and consumer markets. We were incorporated in April 1996 and are a wholly owned subsidiary of ATSI. In 1996, we entered into an exclusive, royalty based, distribution agreement with Alex Kunadze, the author of CuteFTP(R). This agreement was terminated in October of 1998 when we completed an outright purchase of CuteFTP(R).

     We derive our revenue primarily from the sale of software and almost exclusively through electronic software distribution. A small percentage of our products are sold through traditional retail channels. Revenues from the sale of software products are recognized at the time of sale. We bear full credit risk with respect to substantially all sales.

     In 1999, GlobalSCAPE began displaying advertising from within its software products in the form of banners in addition to generating revenues through sponsorship relationships. We sponsor complimentary products and services from within our software products and receive payment from the sponsored company when a product or service is downloaded from our web site. We contract with third parties for the delivery and sale of advertising banners.

Results of Operations

     The following table sets forth a consolidated statement of operations data for the periods indicated:

                                                                                   Year Ended December 31,
                                                                          1997               1998              1999
     Revenues:
       Software product revenues................................          $870,539        $2,073,687         $2,922,141
       Advertising revenues.....................................                 0                 0            328,895
                                                                     -------------       -----------       ------------
        Total revenues..........................................          $870,539        $2,073,687         $3,251,036

     Total cost of revenues:....................................           219,623           396,570            105,026
                                                                     -------------       -----------       ------------
     Gross profit...............................................           650,916         1,677,117          3,146,010
     Gross profit (as a percentage of revenue)..................              74.7%             80.9%              96.8%

     Operating expenses:
       Selling, general and administrative expenses.............           448,457         1,228,644          1,625,004
       Research and development expenses........................                 0            42,164            139,953
       Depreciation and amortization............................             4,876            91,262            253,896
                                                                     -------------       -----------       ------------
        Total operating expenses................................           453,333         1,362,070          2,018,853
                                                                     -------------       -----------       ------------
     Income from operations.....................................           197,583           315,047          1,127,157

     Other income (expense):
       Interest expense, net....................................                 0            (2,345)           (56,847)
                                                                     -------------       -----------       ------------
        Total other income (expense)............................                 0            (2,345)           (56,847)
                                                                     -------------       -----------       ------------
     Income (loss) before provision for income tax..............           197,583           312,702          1,070,310

     Provision for income tax:(1)
       Current
        Federal income taxes....................................            65,242           108,377            372,532
        State income taxes......................................             9,042            15,020             51,629
       Deferred
        Federal income taxes....................................            (1,004)           (6,463)           (24,353)
        State income taxes .....................................              (139)             (896)            (3,375)
                                                                     -------------       -----------       ------------
        Total income tax provision (benefit)....................            73,141           116,038            396,433

     Net income (loss)..........................................          $124,442        $  196,664         $  673,877
                                                                     =============       ===========       ============

_________
(1) ATSI filed a consolidated return for income taxes, which included the taxable income of GlobalSCAPE. Therefore, we have not paid income taxes in any reported period. However, we generated positive net income in each period from 1997 through 1999 and have made a provision for income taxes.

Years Ended December 31, 1998 and 1999

     Sales. GlobalSCAPE derives its revenue primarily from software sales and from advertising from within its software products. We recognize revenue from the sale of software products upon delivery through electronic software distribution or shipment of the physical product to the end-user. For advertising sales, revenue is recognized as services are performed. Sales are comprised of the gross selling price of software, including shipping charges, sold by GlobalSCAPE and the net proceeds received from advertisers. GlobalSCAPE contracts with third parties for the delivery and sales of advertising. Only the net amount earned is recognized as revenue. Sales of licenses increased from $2,073,687 in 1998 to $2,922,141 in 1999, a 41% increase. Unit sales of our software products increased from 68,216 in 1998 to 121,649 in 1999. The average selling price decreased year to year due to greater sales of multi-seat licenses. We recognized advertising revenues for the first time in 1999. Advertising revenue in 1999 was $328,895 and accounted for approximately 10% of total revenues. We displayed more than 138 million banners which accounted for the majority of advertising revenues. In addition, we generated more than twenty-six thousand responses for sponsored products which are reported as part of the advertising revenues.

     Cost of Sales. Cost of Sales consists primarily of royalties and production, packaging and shipping costs for boxed copies of software products. GlobalSCAPE purchased CuteFTP(R) from its author, Alex Kunadze, in October of 1998. Prior to this purchase GlobalSCAPE distributed the product under an exclusive royalty based distribution agreement. Royalties were recognized as costs of sale. The reduction in cost of sales from $396,570 in 1998 to $105,026 in 1999 reflects the purchase, which eliminated any further royalty payments. The gross margin increased from 81% for the year ended December 31, 1998 to 97% for the year ended December 31, 1999.

     Selling, General and Administrative. Selling, general and administrative expenses consist primarily of personnel and related expenses, rents, advertising and promotional expenses, bad debt expense and credit card transaction fees. Selling, general and administrative expenses increased from $1,228,644 in 1998 to $1,625,004 in 1999, a 32% increase. As a percentage of total sales, selling, general and administrative expenses decreased from 59% in 1998 to 50% in 1999. Expenses increased primarily as a result of increased personnel costs including salaries, payroll taxes and recruiting fees. GlobalSCAPE had 14 employees at the end of 1998 and 23 at the end of 1999. In addition, advertising expenses increased due to new product launches. We introduced saleable versions of CuteHTML(R) and CuteMAP(TM) as well as beta versions of CuteZIP(TM) and CuteMX in 1999. Billing fees increased as well due to increased sales via credit card transactions. GlobalSCAPE expects selling, general and administration expenses to increase in absolute dollars in the future, particularly as we continue to build infrastructure to support growth and incur additional costs associated with having a broader shareholder base.

     Research and Development. In 1999, GlobalSCAPE began outsourcing some research and development expenses. We capitalized some of these costs. Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is available for general release. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management concerning certain external factors including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies. Research and development expenses were $42,164 in 1998 and $139,953 in 1999, a 232% increase. We began incurring research and development costs shortly after the decision was made to purchase CuteFTP. Prior to the purchase, all development costs were the responsibility of the author. In 1999, we expended resources on CuteFTP(R), CuteHTML(R), CuteMAP, CuteZIP and CuteMX as well as other products.

     Depreciation and Amortization. Depreciation and amortization expense consists of depreciation expense related to GlobalSCAPE's fixed assets, the amortization of Goodwill associated with our purchase of the assets of QMC in 1998 and amortization of the trademark associated with our purchase of the source code of CuteFTP. Depreciation and amortization expense increased from $91,262 in 1998 to $253,896 in 1999 due primarily to the increase in fixed assets between years and approximately $180,000 of amortization related to CuteFTP.

     Interest Expense. Interest expense consists primarily of interest expense related to the purchase of CuteFTP and interest expense related to our various capital leases and working capital borrowings. Interest expense grew from $2,345 in 1998 to $56,847 in 1999, a 2,324% increase. Thirty-seven thousand seventy-three dollars of the increase was due solely to the purchase of CuteFTP. The author agreed to accept approximately $190,000 in cash and twelve equal monthly payments of $63,000 for the total purchase price. Although no interest charge was expressed in the purchase agreement, we imputed interest at a rate of 12%.

     Income Taxes. ATSI files a consolidated return for it and its affiliates, including GlobalSCAPE, for income taxes. Since ATSI has had and continues to have net operating losses, no income taxes have been due in any reported period. We, however, generated positive net income in each period from 1997 through
1999 and have made a provision for income taxes.   Our financial statements
reflect the costs had income taxes been paid by GlobalSCAPE. Current federal income taxes for 1998 would have been $108,377, whereas for 1999 they would have been $372,532 a 244% increase. Current Delaware state income taxes would have increased from $15,020 to $51,629 over the same period. Our deferred tax expenses for 1998 for federal and state taxes were $6,463 and $896, respectively, whereas for 1999 those expenses were $24,353 and $3,375 respectively.

Years Ended December 31, 1997 and 1998

     Sales. GlobalSCAPE's sales increased from $870,539 for the year ended December 31, 1997 to $2,073,687 for the year ended December 31, 1998, a 138% increase, as a result of significant growth in the number of licenses sold for
our software products.   We sold an estimated 32,000 licenses in 1997 and 68,216
licenses in 1998, a 113% increase.

     Cost of Sales. Cost of sales increased from $219,623 in 1997 to $396,570 in 1998, an increase of 81%, primarily as a result of increased royalty payments due to the increased sales volume. The gross margin increased from 75% for the year ended December 31, 1997 to 81% for the year ended December 31, 1998.

     Selling, General and Administrative. Selling, general and administrative expenses increased from $448,457 in 1997 to $1,228,644 in 1998, a 174% increase. This increase in expenses resulted from additional personnel and related expenses such as commissions, payroll taxes and insurance. The number of personnel increased from 7 in December 1997 to 14 in December 1998. Contract labor costs increased due to marketing related expenses and the creation of a new order entry system. In 1998, GlobalSCAPE decided to discontinue sharing offices with ATSI and relocated to new facilities to accommodate growth. This move resulted in increased rent expense. Bad debt expense and billing fees increased due to the increased sales volume. As a percentage of sales, selling, general and administrative expense increased from 52%% in the year ended December 31, 1997 to 59% for the year ended December 31, 1998.

     Research and Development. GlobalSCAPE incurred research and development costs for the first time in 1998 of $42,164. Prior to 1998 all development costs were the responsibility of the author of CuteFTP(R).

     Depreciation and Amortization. Depreciation and amortization expense increased from $4,876 in 1997 to $91,262 in 1998, a 1,772% increase due to the purchase of CuteFTP(R), computer equipment and office furniture.

     Interest Expense. Interest expense for 1998 was $2,345 resulting from capital leases entered into by GlobalSCAPE. No interest expense was recognized in 1997.

     Income Taxes. Without consolidation, current federal income taxes for 1997 would have been $65,242, whereas for 1998 they would have been $108,377 a 66% increase. Current Delaware state income taxes would have increased from $9,042 to $15,020 over the same period. Our deferred tax expenses in 1997 for federal and state taxes were $1,004 and $139, respectively, whereas for 1998 those expenses were $6,463 and $896.

Years Ended December 31, 1996 and 1997

     Sales. The Company's sales increased from $216,376 in 1996 to $870,539 in 1997, a 302% increase. The number of licenses sold increased from an estimated 7,400 in 1996 to an estimated 32,000 in 1997, a 332% increase.

     Cost of Sales. Cost of sales increased from $92,758 in 1996 to $219,623 in 1997, a 137% increase due to increased sales volume. Gross profit increased from 57% of sales in 1996 to 75% in 1997.

     Selling, General and Administrative.   Selling, general and administrative
expenses increased from $333,450 in 1996 to $448,457 in 1997, a 34% increase. The increase in expenses reflects the increase in the number of personnel and related expenses including salaries, commissions, payroll taxes and insurance. Billing fees increased substantially due to both the increase in sales volume and the fact that the third party contracted to process credit cards was not engaged until the fourth quarter of 1996. In 1997 it was determined that services provided by ATSI should be charged to GlobalSCAPE. These fees were for such services as legal counsel, accounting systems, payroll processing and management oversight.

     Depreciation and Amortization. Depreciation and amortization expense increased from $2,505 in 1996 to $4,876 in 1997, a 95% increase due to the purchase of general office equipment.

     Income Taxes. No income taxes would have been paid in 1996, whereas in 1997 GlobalSCAPE would have incurred $65,242 in current federal income taxes and $9,042 in current state income taxes. Deferred tax expense was $1,004 and $139 for federal and state taxes, respectively.

Liquidity and Capital Resources

     GlobalSCAPE was incorporated in April 1996 and was funded by ATSI. ATSI invested approximately $62,000 in the operation. We have been profitable since 1997 and have funded our operations solely through operating cash flows, capital leases and traditional lenders.

     On January 28, 1999, we entered into a note payable for $180,000 as evidenced by a Promissory Note with The Frost National Bank as Lender. As of May 5, 2000, the outstanding balance is approximately $100,000. We began making monthly interest payments on February 28, 1999 and will continue to make such payments through December of 2000. The interest rate fluctuates and is calculated on the unpaid principal balance. On January 28, 1999, the interest rate was 8.75% per annum. We are making monthly principal payments as follows:
(i) beginning February 28,1999 and for a period of 12 months, we paid twelve consecutive monthly payments of $5,000 each with interest; (ii) from February 28, 2000 and for a period of eleven months, we have paid and will pay, eleven consecutive monthly payments of $10,000 each with interest; and (iii) on January 31, 2001, the Maturity Date, one final principal and interest payment is due in the amount of $10,075.35. There are no prepayment penalties so we can pay all or a portion of the loan at any time without owing a penalty amount. If a default occurs under the Note, Lender may accelerate all or a portion of the debt. Both parties have agreed to arbitrate any dispute that arises under the
Note in the City of San Antonio, Bexar County.

     In connection with the $180,000.00 note payable described above, we have entered into a Commercial Security Agreement, dated January 28, 1999, with The Frost National Bank as Lender whereby we granted Lender a security interest in all of our accounts and equipment. In the event of a default under the Commercial Security Agreement, Lender may sell the collateral in which they hold a security interest.

     On October 6, 1999, we entered into a note payable for $50,000 as evidenced by a Promissory Note with The Frost National Bank as Lender. As of May 5, 2000, the outstanding balance is approximately $44,000. We began making monthly interest payments on November 6, 1999 and will continue to make such payments through April of 2001. The interest rate fluctuates and is calculated on the unpaid principal balance. On October 6, 1999, the interest rate was 9.25% per annum. We are making monthly principal payments as follows: (i) beginning November 6, 1999 and for a period of 6 months, we paid six consecutive monthly payments of $1,000.00 each with interest; (ii) beginning May 6, 2000 and for a period of twelve months, we have paid and will pay, twelve consecutive monthly payments of $3,666.67 each with interest. Our final payment of $3,666.67 is due on April 6, 2001. There are no prepayment penalties so we can pay all or a portion of the loan at any time without owing a penalty amount. If a default occurs under the Note, Lender may accelerate all or a portion of the debt. Both parties have agreed to arbitrate any dispute that arises under the Note in the City of San Antonio, Bexar County.

     In connection with the $50,000.00 note payable described above, we have entered into a Commercial Security Agreement, dated October 6, 1999, with The Frost National Bank as Lender whereby we granted Lender a security interest in all of our accounts and equipment. In the event of a default under the Commercial Security Agreement, Lender may sell the collateral in which they hold a security interest.

     On February 1, 2000, we entered into a note payable for $70,000.00 as evidenced by a Promissory Note with The Frost National Bank as Lender. As of May 5, 2000, the outstanding balance is approximately $58,808. We began making monthly principal and interest payments in the amount of $6,141.50 on March 1, 2000 and will continue to make such payments for a period of twelve months, through February 1, 2001. The interest rate is subject to change. On March 1, 2000, the interest rate was 9.50% per annum. There are no prepayment penalties so we can pay all or a portion of the loan at any time without owing a penalty amount. If a default occurs under the Note, Lender may accelerate all or a portion of the debt. Both parties have agreed to arbitrate any dispute that arises under the Note in the City of San Antonio, Bexar County.

     In connection with the $70,000 note payable described above, we have entered into a Commercial Security Agreement, dated February 1, 2000, with The Frost National Bank as Lender whereby we granted Lender a security interest in all of our accounts and equipment. In the event of a default under the Security Agreement, Lender may sell the collateral in which they hold a security interest.

     On August 26, 1999, we, as a subsidiary of ATSI, entered into a Promissory Note along with American TeleSource International, Inc., a Texas corporation, and Telespan, Inc., a Texas corporation. The Note is in the amount of $2,000,000.00 payable to NTFC Capital Corporation, or NTFC. Interest is capitalized for the first six months and is calculated at a fixed rate per annum of interest equal to the five year bank swap rate as reported on the first borrowing date on the Dow Jones & Company Telerate screen, plus four hundred ninety-five (495) basis points. All principal amounts borrowed are amortized and repaid quarterly with the first quarterly payment due June 2001. As of May 5, 2000, the outstanding balance including capitalized interest was approximately $2,119,013.

     In connection with the $2,000,000 note payable described above we have entered into a Loan and Security Agreement along with American TeleSource International, Inc., a Texas corporation, and Telespan, Inc., dated July 31, 1999, whereby we have granted a security interest to NTFC in our equipment, all proceeds from insurance policies, monies received from governmental bodies or agencies in connection with seizure of the collateral property, any amounts payable in connection with the collateral, and all cash proceeds and non-cash proceeds in the form of equipment, inventory, accounts, general intangibles, chattel paper or other proceeds.

     Net cash provided by operating activities in the years ended December 31, 1996, 1997, 1998 and 1999 was $15,268, $142,273, $30,370 and $808,142,
respectively. Net cash provided by operating activities in these periods were primarily the result of net income (loss) offset by intercompany transactions in 1996, 1997, 1998, and 1999 as well as increases in accounts receivable in 1999.

     Net cash used in investing activities in the years ended December 31, 1996, 1997, 1998 and 1999 was $12,891, $14,619, $149,202 and $185,997, respectively.
Net cash used in investing activities in each of these periods was related to the purchases of property and equipment and trademark acquisition costs. The property and equipment purchased consisted primarily of furniture and computer hardware and software.

     Net cash provided by or used in financing activities in the years ended December 31, 1997, 1998 and 1999 was $62,032, ($7,752), and ($671,264),
respectively. Financial activities had no impact on the company in 1996. The cash provided by financing activities in 1997 was a result of the initial capitalization provided by ATSI. Net cash used in 1998 consisted solely of principal payments on capital lease obligations, while net cash used in 1999 consisted of $230,000 in bank borrowings, $888,566 in principal payments related to the purchase of CuteFTP(R) and the aforementioned borrowings as well as $12,698 in principal payments on capital lease obligations.

     As of December 31, 1999, GlobalSCAPE had approximately $16,361 of cash and cash equivalents. Our principal commitments consisted of obligations outstanding under capital leases, bank borrowings and the purchase of CuteFTP(R) which was satisfied in January 2000. We have material commitments for capital expenditures related to our relocation to the Technology Center on Northwest Parkway in San Antonio, Texas and the related expansion of its facilities of approximately $300,000. GlobalSCAPE anticipates an increase in the rate of capital expenditures consistent with its anticipated growth in operations, infrastructure and personnel. We anticipate that we will continue to add computer hardware resources and that we will expend significant resources on product development and the expansion of our management team and development staff. GlobalSCAPE may also use cash to acquire or license technology, products or businesses related to its current business. We also anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources.

Tax Matters

     We will not have the future benefit of any prior tax losses or benefits, incurred as part of a consolidated return with ATSI, associated with our business that occur prior to the spin-off. Moreover, we will be liable to ATSI for any corporate level taxes incurred by ATSI as a result of the spin-off, except to the extent the taxes arise solely as a result of a change of control of ATSI.

Recently Issued Accounting Pronouncements

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently nor does it intend in the future to use derivative instruments and therefore does not expect that the adoption of SFAS 133 will have any impact on its financial position or results of operations.

     In December 1999, the SEC issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements ,which currently must be adopted by June 30, 2000. SAB 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned and also requires the deferral of incremental direct selling costs. The Company is currently assessing the impact of SAB 101.

Year 2000 Readiness

     In preparation for the year 2000, we engaged in efforts to ensure that our products and business systems properly recognize date-sensitive information in the year 2000 and beyond. These efforts and their costs are described below. We have not experienced any significant "year 2000 problems" with our products and business systems and do not expect that we will do so in the future.

     State of Readiness. We implemented a year 2000 readiness plan in 1996. We completed an audit and assessed the ability of our hardware and software systems to operate properly in the year 2000 and beyond. We investigated the year 2000 readiness of our software, hardware and other significant vendors by requiring them to complete questionnaires and submit internal year 2000 plans to insure no disruption would occur in our supply chain. To date, we have not encountered any material year 2000 issues or significant disruptions to our operations. We have incurred minimal direct costs in assessing and remediating year 2000 problems most of which was incorporated in general research and development and business operations costs. We do not expect to spend more than $100,000 in the aggregate to complete the process.

     Risks. We could be exposed to a loss of revenues and our operating expenses could increase if our products or business systems have year 2000 problems. Our potential areas of exposure include products purchased from third parties, information technology, including computers and software, and non-information technology, including telephone systems and other equipment used internally. The reasonably likely worst case scenario for year 2000 problems would be if a significant defect exists in key hardware or software and if a solution for such a problem were not immediately available.

     Contingency Plan. Although we have not experienced any year 2000-related problems affecting our internal systems, we have developed contingency plans to be implemented if our efforts to identify and correct year 2000 problems are not effective. Depending on the systems affected, these plans include:

     .  accelerated replacement of affected equipment or software;
     . short to medium-term use of back-up equipment and software or other redundant systems; and
     . increased work hours for our personnel or the hiring of additional information technology staff.

     The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements.

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

Inflation

     Increases in inflation generally result in higher interest rates and operating costs. Our largest cost exposure is cost of salaries and general and administrative expenses. To date we believe that inflation has not had a significant impact on our operations.

Research and Development

     Research and development expenses include all direct costs, primarily salaries for Company personnel and outside consultants, related to the development of new products and significant enhancements to existing products and are expensed as incurred until such time as technological feasibility is achieved.

Quantitative and Qualitative Discussion of Market Risk

     To date, we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe that the interest rate risk and other relevant market risks associated with these financial instruments are immaterial.

     Most of our revenues are realized currently in U.S. dollars, however, up to approximately 25% are from customers who are from outside the United States.
All revenues are received in U.S. dollars so direct exchange rate risk is minimized.

                                   BUSINESS

Company Overview

     GlobalSCAPE is a leader in the development, marketing, distribution and support of award winning web-based software in a broad array of categories including file management, multimedia utilities and web site development tools targeted to both consumer and business markets. More than 13 million products have been downloaded from our internal servers since the Company's inception, 9 million of which occurred within the past 12 months. We have more than 3.5 million unique monthly page views of our web sites and more than 1 million unique monthly users of our flagship product, CuteFTP(R).

     Our strategy is to offer powerful, easy-to-use products in a broad array of categories including file management utilities, multimedia utilities and web application development tools, targeting both business and consumer markets. Through various data collection methods including unique user profiling, demographic surveys and direct market research, we are able to target advertising and assess product usage trends which assists in our ability to develop complementary products that are likely to appeal to our users. Our business model allows us to continually bring to market software products that end users want on a just-in-time basis. Our internal product development efforts utilize Virtual Development Teams, which include both internal and external project management and programming personnel. This enables us to access highly skilled, cost effective talent and bring superior quality programs to market quickly with a high likelihood of success.

     To complement our software development efforts, GlobalSCAPE is positioned to market and sell third-party developed software products and a number of value added products and services from third-party retailers through a system known as sponsorships. We promote third-party products and services through our software products and web site network. In exchange, GlobalSCAPE generates revenue by receiving a referral fee or a portion of the subscription fee or sales price earned by third-party providers. GlobalSCAPE provides the third-party distributors with access to a large customer base and association with a well-respected brand name, in addition to fundamental services including development, marketing, sales, billing, technical support and customer service. This allows these third-party developers and retailers to concentrate on their core competencies, while increasing their exposure through targeted marketing of their products and services to our user base.

     All of GlobalSCAPE's software products are available online and distributed on a free trial basis via digital download. Some products expire after 30 days, other products are disabled and some continue to function with reminder messages after the trial period to allow for alternate revenue generation opportunities. Our primary source of revenue is product registration, or paid usage of the software. Additionally, we generate revenue from advertising through our software products and on our web sites. This advertising may take multiple forms including sponsorships, ad banners or web commercials that employ streaming audio and video. The form of advertising used is dependent on both our products' and the advertisers' capabilities.

     GlobalSCAPE has gained significant brand name recognition because of the success of our existing products. We have received numerous awards and industry support for our products. For example, CuteFTP(R) has been highlighted in leading industry trade journals and on radio and television and third-party web sites, as being the most powerful yet easy-to-use file transfer protocol, or FTP, program. This brand name recognition provides us with an opportunity to achieve a competitive advantage in support of growth efforts through the association of our other products with the success of CuteFTP(R) and the cross-marketing of our other products to our existing customer base.

     GlobalSCAPE has also integrated its web sites and software products to become a portal for web and media enthusiasts. Our sites offer leading software products, content, complementary products and services and community development for each product category. The portal provides users with one convenient location to obtain products and services based on their demonstrated interests and exchange ideas. This strategy will enable GlobalSCAPE to capitalize on the existing usage of our software to drive new traffic to our sites.

     For example, CuteMX.com appeals to media enthusiasts by offering access to thousands of songs by independent artists who have authorized the song for distribution. Visitors may search for songs based on genre, song name, or band name. They can download music, free of charge, and play songs from the multimedia player built into the CuteMX(TM) software, which is promoted from the site. Additionally, visitors can learn more about new talent through the featured artist section, or submit original music of their own for distribution. The site also includes music and media-related news articles as well as various artist resources.

     GlobalSCAPE's belief is that recent developments with CuteMX(TM), which enable end users to search for and serve files from their home personal computers, have positioned GlobalSCAPE to capitalize on the explosive trend in movement of information away from central servers to the desktop level. We believe that accessible broadband, affordable high-end personal computers and proven demand will create a surge in FTP, HTTP, file sharing and remote access applications running on end-user personal computers. Sufficient financial resources are essential to maintaining our leadership position in this arena.

Industry Background

Growth of the Internet

     We believe that the growth of the Internet will accelerate business and consumer demand for our products. Nua Internet Surveys estimates that there were 304 million worldwide Internet users as of March 2000 and International Data Corporation, also known as IDC, estimates that there will be 320 million worldwide Internet users by 2002. According to Forrester Research, Inc., global e-commerce, including both business-to-business and business-to-consumer transactions, will reach $6.9 trillion, or 75% of the global market, by 2004. According to the study, U.S. e-commerce, projected to be $488.7 billion in 2000 will rise to $3.2 trillion in 2004. By that time, U.S. e-commerce will constitute 46% of the global market totaling $6.9 trillion. Nua Internet Surveys believes there are currently approximately 69 million, 11 million and 83 million people online in the Asia/Pacific, South America and Europe, respectively. Forrester predicts that most Asian, South American and Western European nations will hit a point of e-commerce "hypergrowth" over the next four years, turning the Internet into a more global business engine. GlobalSCAPE is positioned to capitalize on this global growth and currently offers its major titles in Spanish, French, German, Japanese and Portuguese.

Growth of the Internet Software Market

     The Internet software market is also expected to experience explosive growth in areas including Internet utilities, communications and multimedia software products. Jupiter Communications estimated that the online consumer software market for 1999 would exceed $500 million and is anticipated to be $2.4 billion by 2002. Growth in consumer demand for communications and multimedia software products can also be illustrated by America Online's 1999 purchases of ICQ, an instant messaging software company without sales or profits, for $287 million and WinAMP and Spinner, a software-based music player and broadcast music web site for $400 million. In addition, in 1999 Lycos stated that "MP3" became the most frequently searched for term, surpassing sexually explicit terms in popularity. GlobalSCAPE believes that with these very favorable growth prospects, software developers and distributors with the ability to identify and meet consumer demand quickly and maximize products' online potential will have a substantial business opportunity.

Online and Product-Related Advertising

     Advertising on Internet sites and through software products is also expected to grow substantially. According to the Advertising Bureau, online ad revenues surged in 1999, more than doubling, for a year-end total of $4.6 billion. A report from Forrester Research, Inc. projects spending on online advertising worldwide will reach $33 billion by 2004. GlobalSCAPE believes that as bandwidth and high performance personal computers become more accessible and affordable that software applications will become more robust, enabling the inclusion of media-rich features and advertising capabilities.

Our Solution

     We provide our customers with innovative software and services designed to make their life on the Net more enjoyable and productive. We are industry leaders in file management, movement and maintenance. We take technical processes and hide them behind an easy-to-use interface, which brings the power of the Internet into the hands of everyone online regardless of their skill level. All GlobalSCAPE products are easy to use, yet powerful enough to satisfy the most advanced users. We also include features that appeal to media enthusiasts in broad appeal utilities and tools, giving people the ability to search for, edit, exchange, share, view and play literally all file types. We have sold approximately three hundred thousand licenses of CuteFTP(R) alone and users download more than one million products from our internal servers every month.

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

Products/Services

      . Ease of Use - Users can be up and running quickly, regardless of skill. . Powerful Functionality - Products offer accelerated performance and control to maximize productivity.
      . Speed - Products enable people to execute complex tasks and efficiently.
      . Multimedia Features - Products allow the movement, management, view and play of popular media formats to make a user's time online more enjoyable.
      . Complementary Content - GlobalSCAPE's web site network provides one convenient location for access to a variety of products and services designed to appeal to web enthusiasts.
      . Community development - Both software products and web sites provide the ability to interact publicly or privately with affinity groups for a dynamic communication environment.

Patent-Pending Technology

      Our patent-pending search technology evolved from our experience as an industry leader in file transfer. Though CuteFTP(R) goes a long way to simplify this standard protocol, setting up an FTP site is still a complex matter for many users and the nature of web-based searching still has its share of challenges. Trying to solve some of these challenges is what lead to the development of CuteMX, our multimedia utility that lets users search for, serve and play or view files from other users' personal computers.

      Web-based file searching provides links to both public and private FTP servers, but few of the links result in the location of the file you are searching for. For example, if the personal computer containing a desired file is down or simply turned off, the file will be listed in search results but will be inaccessible to the searcher. This causes web-based file searching to be a time consuming and frustrating experience.

      CuteMX(TM) improves this process by facilitating the peer-to-peer exchange of files in a live environment. Only the files of users that are online and using the program at that moment are displayed in the search results, thus greatly increasing the ability of a user to get successful search results. The technology is based on publicly available compression and decompression formats and integrates proprietary mathematical algorithms to produce results as part of the byproduct of decompression, making the process extremely fast and efficient.

Our Strategy

      We are a leading provider of superior web-based software in a broad array of categories appealing to both business and consumer markets. Our goal is to have a GlobalSCAPE application on every user's desktop. The combination of software sales, portal services and advertising both within products and on our web sites, enable GlobalSCAPE to generate revenue from multiple sources. Additionally, our just-in-time virtual software development process can bring new products to market quickly and cost effectively based on an around the clock development cycle.

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     Components of this strategy include accelerating core product development, distributing complementary third-party authored products, and positioning ourselves as a leading portal for web and media enthusiasts.

Acceleration of Core Product Development

     GlobalSCAPE intends to offer consumers increased product selection through the development of products that are complementary in nature to GlobalSCAPE's current core product line and the expansion into additional software segments. Targeted products will have broad appeal, high market penetration and substantial online usage rates.

     We are continually researching and developing new software to further our competitive position in the market place. GlobalSCAPE's development methodology is based on identifying consumer needs and delivering solutions. GlobalSCAPE's management team is highly skilled at identifying new trends and developing products to meet consumer demand. Once a trend is identified, we create a development plan encompassing all aspects of user interface, functionality, usability and implementation. GlobalSCAPE then transfers the majority of the development burden to a consortium of offshore programmers for coding. The entire development process is subject to numerous testing phases ensuring a high-quality final product. See also "Business--Research and Development."

     Future areas of development and distribution include other utilities, business productivity tools, personal productivity tools and entertainment software, the success of which is dependent on funding and market viability at the time of rollout. Furthermore, there is research underway regarding development of products for mobile devices and for other operating systems including Linux.

Distribution and Cross-Promotion of Complementary Third-Party-Authored Products

     Based on our experience launching new products, we intend to leverage our knowledge and provide emerging authors with the expertise and resources needed to bring a good product concept to market effectively. To enhance core products and services, GlobalSCAPE will continue researching acquisition candidates from emerging software authors with particular strengths in software targeting both business and consumer markets. These third-party titles will include utilities, business and personal productivity tools, and entertainment titles with our characteristic leading edge technology and user-friendliness. This strategy allows us to capitalize on the authors' unwillingness or inability to invest the capital and resources needed to build an effective infrastructure for the sale and support of their products, a vehicle with which to do so. GlobalSCAPE provides access to a large customer base and association with a well-respected brand name in addition to fundamental services including development, marketing, sales, billing, technical support and customer service. GlobalSCAPE can provide a cost effective, convenient solution enabling authors to dramatically increase sales revenues and focus their efforts on product development. If the products don't have a natural fit with an existing product, they can be promoted via advertisements within software products, the portal, e-mail campaigns and direct sales by GlobalSCAPE's inbound sales staff.

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     Based on data collection efforts including unique user profiles, demographic surveys and product usage statistics, we are able to assess which products are likely to appeal to our users and cross promote third-party products to our sizeable user base according to demonstrated areas of interest. Products can be cross-promoted from within software applications and web sites based on their complementary nature. For example, CuteHTML(R) offers a variety of web site statistics and optimization tools including HitBox Tracker. During CuteHTML(R)'s installation, the user can register HitBox Tracker to generate statistics for the sites they are managing.

Expanding Presence as a Software Portal for Web and Media Enthusiasts

     GlobalSCAPE is positioning its web site network to become a leading portal for software targeting web and media enthusiasts.

     Currently, our strategy related to developing our web presence has focused on two categories, the web enthusiast community and the media enthusiast community.

     . Media enthusiast community. The portal facilitates the search, exchange, discussion, view and play of any file type including all popular media formats such as music, video, image and textual works made available by independent artists via the CuteMX(TM) community. For example, content partnerships will be established to offer numerous choices of material based on the interest of the user base. GlobalSCAPE has already partnered with TUCOWS Music and currently offers several thousand songs authorized for distribution by independent authors from around the world.

     . Web enthusiast community. The portal focus for web enthusiasts is to offer products and services designed to complement the use of a variety of file management utilities and web application development tools, including the "Cute" brand of products. Though currently under development, a variety of user training programs on topics such as web site development, complete HTML coding and image mapping instruction will be offered. For example, a searchable directory of all HTML tags available, table construction, image mapping and commonly used scripts will be made available to promote usage of GlobalSCAPE's products and encourage repeat visitors to our web site network.

     Contemplated future categories are broad reaching, expanding as GlobalSCAPE's product line increases in scope.

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     Our portal approach will expand the breadth of information currently available on our web sites and provide additional revenue generation opportunities based on the substantial amount of unique page views to the web sites. Currently, unique page views are in excess of 3.5 million each month. Content will be developed on a per product basis which will include information of specific interest to the individual user and will offer content, community development and complementary products and services. The portal will provide software users one convenient location to exchange ideas and obtain products and services based on their demonstrated interests. This will enable us to capitalize on existing software traffic and drive new traffic to our web sites.

     Portal elements will include a variety of content including:

     . Complementary Products and Services. Those using CuteHTML(R) are targeted consumers for a variety of online services including web hosting, domain name registration, site management, traffic analysis and survey tools. GlobalSCAPE has existing agreements in place with other industry leaders for the promotion of such products and services within our products and will extend the same offers through the GlobalSCAPE.com web site maximizing the value of unique monthly visitors.

     . Targeted News Feeds. To encourage return visits and educate users about current events in their fields of interest, GlobalSCAPE will provide industry-specific news through filtered news feeds, links to beta news sites and original research material.

     . Strategic Partnerships. Research indicates that many people use CuteFTP(R) to post items for sale on auction sites. GlobalSCAPE will use this information to support that particular use by explaining how to get started, providing customized usage instructions for posting items for sale and linking to various auction sites for cross promotion opportunities. For example, a CuteFTP(R) manual for eBay users is currently available online and offers an in depth explanation of the benefits offered.

     . Discussion Boards. Giving users the opportunity to interact and exchange ideas on a variety of topics provides GlobalSCAPE with valuable feedback and powerful direct market research capabilities. For example, from the CuteMX.com web site, users can enter a discussion board and choose from topics including evaluation and testing of all products, reporting bugs, to requesting new features, or simply chat about current events.

     . Community Development. Building a large base of users quickly is an important element of GlobalSCAPE's business strategy and can be seen through the CuteMX.com web site and CuteMX(TM) software product. CuteMX(TM) integrates CuteMX.com into the software through a browser screen incorporated into the multimedia player window. Within CuteMX(TM), users can log into a general chat lobby, develop affinity groups, move to targeted public chat rooms based on areas of interest, create private chat rooms and discuss any topic in their native language. Several international communities have sprung up within the product and are easily accessible from the chat room listing.

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Growing and Maximizing the Value of the User Base

     To accomplish our goal of accelerating the growth of revenue streams for both software and advertising sales, our strategy is to increase the size of our user base and then maximize its value.

     . Increasing Advertising and Marketing Efforts. GlobalSCAPE intends to hire additional marketing research, production, business development and communications personnel to implement an aggressive advertising and marketing campaign designed to increase product and site awareness and grow the user base. This will include an aggressive public relations campaign, increased media coverage, cross promotion of internal and third-party products and services, content partnerships, corporate and educational account development, and strategic business development.

     . Continue to Enhance Penetration of Distribution Channels. Providing the "Cute" product line through traditional distribution channels including major distributors, OEMs and retail stores will allow GlobalSCAPE to reach those consumers who still prefer buying at the retail level, rather than online. Cute products available through retail chains will further increase brand awareness, which impacts the buying decision of larger corporate customers.

     . Enhancing Network Infrastructure. GlobalSCAPE's high-volume download demands are met through our existing infrastructure. However, investment in additional bandwidth, hardware, software, and information technology personnel will be made to provide for the expected surge in download traffic with corresponding product enhancements and new product releases. This will ensure consumers of fast, reliable, secure access to software products.

     . Improving Customer Service and Support. Quality customer support is one of the primary factors in the success of electronic business today. As GlobalSCAPE offers additional products, there will be a need for additional customer service personnel, product training programs, and enhanced online sales and support infrastructure to ensure optimal service levels.

     The following objectives are aimed at maximizing the value of the user base:

     . Increasing Product Registration Revenue. Maintaining technological leadership and continually introducing products with superior features that appeal to consumers is critical to increasing the number of registered users. Displaying advertisements, using reminder messages and disabling programs after the evaluation period also encourages registration, while maintaining strong user base growth. Additionally, developing strategic business partnerships to cross promote and distribute third-party products and services will maximize traffic to GlobalSCAPE's web sites.

     . Offering Flexible Pricing Models. As market conditions change, maintaining pricing flexibility for software is key to the successful evolution of our strategic plan. GlobalSCAPE will continue to utilize the pricing model where products are available for free digital download but usage is controlled to encourage paid registration or generate alternate revenue. This allows us to provide free evaluation of our products and generate revenue from both single

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

        user licenses and site licenses for higher volume usage by corporate customers.

     . Maximizing Advertising Opportunities. Based on the size and current growth of our current user base, we estimate that GlobalSCAPE will display more than 600 million advertising banners within our products during 2000. Historically, advertisers have paid $2 per thousand banners displayed; however, additional opportunities exist to license an ad server technology so we can eliminate third-party brokers and thereby increase the rates we receive. Through these changes, it is our belief that advertising revenues can increase significantly without incurring proportionate expenses.

     . Maximizing Data Collection Methods. GlobalSCAPE currently collects both product usage and demographic data, which is combined to create unique user profiles. Continual enhancement of data collection methods, information management and disintermediation of third-party brokers will position us to allow for even more targeted delivery of advertisements thus increasing revenues.

     . Cross Marketing of Products. GlobalSCAPE will cross promote both internally developed and third-party products and services to our existing user base, utilizing unique user profiles to determine the types of products and services most likely to appeal to each user. This will enable us to maximize value through the buying power of our substantial user base.

Software Products

     The software products portion of our business includes the development, sale and support of both internally generated software and third-party software. GlobalSCAPE's strategy is to offer technologically advanced products in broad array of categories including file management utilities, multimedia utilities and web application development tools to consumers and businesses. These categories fit within our desired product category profile that includes web-based software that has broad based appeal, high penetration and high active usage rates.

     In addition to advanced features and functionality, GlobalSCAPE will continue offering products that are easy to use and capitalize on wide-spread interest in multimedia features that facilitate the movement, management, play and viewing of popular media file types.

     Additionally part of GlobalSCAPE's required product profile includes a relatively small file size to facilitate quick download times. For example the largest program is 1.9 MB and downloads in approximately 3 to 4 minutes on a 56 K dial-up connection. All of these factors make our products desirable to a broad base of users.

File Management Utilities

     CuteFTP(R). CuteFTP(R) is an award-winning Windows(R) based FTP client that easily transfers files including web pages, software, digital music and graphics via the faster than any web browser. CuteFTP(R) simplifies file transfer protocol by hiding the technical processes behind a user-friendly, graphical interface, which allows users to "drag `n drop" files between local and remote servers. Its robust set of features make
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CuteFTP(R) a useful tool for both beginner and frequent web users. CuteFTP(R) is a market leader with an estimated 30% of the U.S. market share as reported by Media Metrix for the second quarter of 1999. GlobalSCAPE achieved this position through the introduction of CuteFTP(R) as the first user-friendly FTP program that offered users "drag `n drop" capability.

     CuteZIP(TM). CuteZIP(TM) is an innovative file compression utility combining powerful features such as "Twofish" encryption and multiple archive support with music compression. CuteZIP(TM) is the only compression utility to offer MP3 and Windows Media Audio encoding. Now users can send data securely and easily compress their favorite music files for transfer to remote systems.

Multimedia Tools

     CuteMX(TM). CuteMX(TM), short for Media eXchange, is a Windows(R) based multimedia utility that revolutionizes file exchange by providing searching, file sharing, chat and play of any file type including popular media files. CuteMX(TM) creates a community of media enthusiasts who share files on a section of their hard-drive, which is uploaded to a GlobalSCAPE central server. When users search for files, a query is routed through the central server and delivers real time results of what files are currently available. When a match is made, a direct user to user transfer takes place. Popular features include:

     .  Proprietary Search Engine
     .  Public and Private Chat Rooms
     .  Instant Messaging
     .  Friends and Enemies Lists
     .  Content Filtering
     .  Multimedia Player
     .  Streaming Audio and Video
     .  Integration with CuteMX.com

Web Development Tools

     CuteHTML(R). CuteHTML(R) is a powerful text-based HTML editor designed for anyone with a web page who prefers light, manageable editing tools in lieu of bulky WYSIWYG programs. CuteHTML(R)'s robust features such as right-click Remote Editing with CuteFTP(R), Color Coded Tags for easy code identification, Tag Tips for quick access to standard HTML tags, Global Find and Replace, Spell Check, code for individual browsers, tabbed interface, access to a variety of online services and the ability to edit files on remote servers when used in conjunction with CuteFTP(R) provide superior web page management.

     CuteMAP(TM) is a client side image mapping tool designed to help HTML users create clickable images for graphic navigation through web sites. Its user-friendly interface and unlimited map elements allow you to easily create complex image maps for creative graphic navigation. The image map code is automatically created and added to the body of the HTML document, simplifying web page development. This is especially helpful for maintaining graphic-intensive or large corporate web sites.

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Data Collection and Advertising Services

     GlobalSCAPE currently works with several different advertising aggregators including Conducent and Radiate and PlayJ. Implementation of third-party ad-serving software enables user profiling and delivery of targeted advertising messages through software and MP3 files downloaded from CuteMX.com. Dependent upon future financial resources, we plan to obtain our own license for a select ad server technology and bring the advertising sales expertise in-house.

     Data collection is an integral element of our advertising efforts. Upon installation of our software products, GlobalSCAPE profiles users according to demographic and lifestyle surveys. GlobalSCAPE captures demographic and usage data, then assigns each user a unique identification code. The demographic data captured includes: areas of interest, gender, education, marital status, job, location, household income, year of birth, primary computer use, people in household, company size and zip code. Once they are online using the GlobalSCAPE product, we are able to monitor unique users identification codes and capture additional data including session duration per user, number of advertisements displayed, number of clicks, and click through percentage.

     The software includes embedded advertising banners that receive advertisements over the Internet when the customer is using the software. Because GlobalSCAPE's software has specific user identification codes, these messages can be transmitted to specific groups, and multiple messages can be transmitted to multiple groups permitting GlobalSCAPE to maximize the use of our banners. These advertisements are turned off by purchasing a license for the software. However, if the customer chooses not to pay, the embedded advertising banners will remain, enabling GlobalSCAPE to send recurring targeted advertisements to consumers. Though both product registration and advertising generate revenues, the customers are encouraged to pay for usage on an ongoing basis through various means. Sponsorships are continuous and are not removed even if the product is purchased. GlobalSCAPE generates revenue from the sale of advertising space, revenue sharing agreements and referral fees.

     With survey data, advertisers can work with GlobalSCAPE to communicate targeted messages to consumers. For example, by working with an ad aggregator, GlobalSCAPE's user base can be marketed to media buyers at both online and traditional businesses which range from other software developers to major goods and service providers desiring access to this highly desirable consumer base.

Customers

     GlobalSCAPE's target market includes all computer users on the Internet. The company currently has more than one million unique users of its "Cute" products per month and has sold to nearly 300 thousand licenses. Customers include new Internet users, web enthusiasts, music and media lovers, small businesses and Fortune 500 companies. The substantial number of existing customers provides GlobalSCAPE with a competitive advantage and an excellent platform from which to grow the business. In the last 12 months there have been 9 million downloads of our products from internal servers and there are currently 3.5 million unique page views per month of the GlobalSCAPE web sites. A sampling of our corporate customer base includes:

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Microsoft         Ford Motor             IBM                Chase Manhattan
Xerox             General Electric       Intel              Philip Morris
Exxon             Merrill Lynch          AT&T               Wells Fargo
Sears             Citigroup              Boeing             Bank of America
Mobil             Lockheed Martin        Fannie Mae         Allied Signal
Sony              Hewlett Packard        Eli Lily           Bell Atlantic


Our Operations and Technology

     Internet users access the GlobalSCAPE network through the Internet on a T-3 line provided by Digex. Redundant Bandwidth is also provided by UUNET through separate entry which is immediately expandable and wired for OS3 ensuring a fast, effective online buying experience. To protect critical customer data, GlobalSCAPE's secure server utilizes ICVerify and SSL technology.

     Additional purchase and support options are available via GlobalSCAPE's helpdesk which is staffed with trained professionals Monday through Friday, from 8:00 a.m. to 6:00 p.m. Central Standard Time. Services offered include live e-mail, phone and fax support and semi-automated e-mail response and instant electronic delivery of products. All data is updated on a real-time basis ensuring accuracy and quality control for both sales technicians and customers.

     CuteMX(TM)'s central servers operate on and employ patent-pending search technology achieving extremely fast and highly reliable access to desired files. GlobalSCAPE currently has multiple dedicated servers and has the only file-sharing program creating a non-segregated community. This means all users have access to all community members' files, not just the files listed on the server they are logged onto. Current infrastructure can support up to 100 thousand concurrent users which allows for a user base in the millions. Expansion plans are in place to ensure rapid and cost-effective scalability.

Research and Development

     GlobalSCAPE delivers new products, as well as new versions of existing products to the market quickly to keep pace with the rapid evolution of technologies, changing market conditions and increasing customer demands. In addition to in-house program management and development teams, GlobalSCAPE maintains a Virtual Development Team of offshore programmers, referred to internally as our VDT, that contribute to the development process and minimize costs associated with high-paced software development. Working internationally with our VDT, we are able to tap into a highly skilled labor pool, maintain a 24-hour development schedule, decrease time to market, and minimize programming costs. Internal Program Managers oversee work in a collaborative online environment, maintaining complete control over the process including quality assurance and beta testing. With additional capital, the Company will strengthen our research and in-house development capabilities and expand our subcontractor base to further improve new product development.

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Competition

     There are over 7,700 companies that develop, distribute and/or support prepackaged software according to an Integra Information, Inc. report in 1999. Over 90% of these companies have revenues of less than $1 million. Within this group, companies can be further sub-categorized into developers, distributors, supporters or a combination of these services. However, very few companies actually focus on the entire process from conception and production of software through the sale and support of that software. Because of the Internet as a delivery medium, many of these companies merely act as distributors.

     GlobalSCAPE is one of the few companies that operates as a full service developer, distributor and supporter of software. The market is highly competitive for product sales, but not on a comprehensive strategy. GlobalSCAPE's business strategy is innovative because we will be one of the few companies actually providing the total software solution rather than only one component.

Competitors

     Although exact competitors do not exist since GlobalSCAPE is somewhat unique in its products and services, four examples of similar companies include Allaire, Digital River, RealNetworks and NetZip which are briefly described below.

     Allaire Corporation. Allaire Corporation develops, markets and supports a wide range of web development tools that allow the production of complex web sites and web applications for electronic commerce, collaborative computing, and business information systems, all without the use of elaborate coding. The company's main products include ColdFusion, a web application server that is used to create interactive intranet, extranet and public Internet sites, and HomeSite, an HTML editor used to create and maintain web sites. The company's revenues were $55.2 million for 1999.

     Digital River, Inc. Digital River provides outsourcing solutions for web commerce and online marketing to software publishers, online software retailers, music and video publishers, shareware publishers, and other web-ready companies. Services mainly include electronic software delivery and web store hosting. The company's revenues were $75 million for 1999.

     RealNetworks. RealNetworks provides media delivery on the Internet. It develops and markets software products and services designed to enable users of personal computers and other consumer electronic devices to send and receive audio, video and other multimedia services using the Web. The company's products include RealPlayer, RealJukebox, and RealSystem software. The company's revenues were $43.5 million for 1999.

     NetZip, Inc. Netzip is a software development company focused on building products that empower end-users and generate revenues for corporate partners through advertising. Their products include Netzip Classic and Netzip Download Demon used for downloading files on the Internet. They incorporate advertisements in their products and can target the messages and content to be delivered to users' desktops as they use the product. NetZip, formerly privately held, was acquired by RealNetworks for $268 million in January 2000.

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Specific Product Competition

     CuteFTP(R) exists in a highly competitive environment with more than one hundred fifty FTP software utilities available on the Internet. Its primary competitor is WS_FTP from Ipswitch, Inc. While many FTP products have attempted to mimic CuteFTP(R), they are not commercially successful likely due to their late arrival to the marketplace, limited features and functionality and lack of support infrastructure. Cumulative downloads from the top shareware sites indicate that CuteFTP(R) is consistently one of the most frequently downloaded programs on the.

     CuteHTML(R) exists in a highly competitive environment with more than seventy text-based HTML editors. Its competition includes Allaire, Inc. CuteHTML(R) has the advantage of being able to leverage the success of CuteFTP(R) through product integration and cross-marketing efforts to CuteFTP(R)'s existing and loyal customer base. Since January 2000, more than 3 million copies of the software have been downloaded from our web site. Also, the software has received recognition from top shareware sites including ZDNET and Strouds, who have featured it as a "hot file" and "top application."

     CuteMAP(TM) competes against approximately twenty image mapping utilities. Primary competitors include MapEdit, Live Image and Splash. CuteMAP(TM) has the advantage of being able to leverage the success of CuteHTML(R) through product integration and cross-marketing efforts to an existing customer base. CuteMAP(TM) has been recognized by leading shareware sites including TUCOWS and 5 Star Shareware and has been called the "best image mapper on the " by LockerGnome.

     CuteZIP(TM) exists in the highly competitive file compression utility market, competing against more than one hundred file compression utilities on Cnet's Download.com alone. Its main competitors include WinZIP, PKZIP and NetZIP. CuteZIP(TM)'s main advantage over the competition is that it is the only compression utility combining MP3 and Windows Media Audio encoding with extensive file compression formats including ZIP, CAB and TAR/GZ. Users can compress all file types including music and create self-extracting executable files without juggling multiple applications. It also employs powerful "twofish" encryption, one of the most secure encryption formats available.

     CuteMX(TM) competes against approximately six file sharing programs on the market, including Gnutella, Napster and Scour, though all but CuteMX(TM) and Gnutella are MP3-centric. The CuteMX(TM) program has broad applications allowing end users to transfer all file types and is positioned as a mainstream application that has implemented anti-piracy measures including allowing end users to flag MP3 files as copyrighted, in which case they are not transferable across the CuteMX(TM) network, and displaying end user Internet protocol or IP, addresses to encourage personal responsibility. Other file formats including Microsoft's Windows Media Audio have built-in security features that allow files to be transferred, but limit the play of those files to the machine on which they were created. When users attempt to play a Windows Media Audio file within CuteMX(TM), a Microsoft Web page referencing the file is launched from a browser screen within CuteMX(TM), laying the foundation for stakeholders to determine appropriate payment for access to their intellectual property, such as requiring an e-mail address, demographic information or a subscription to a monthly service. Additionally

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CuteMX.com offers a variety of content authorized for distribution by independent and mainstream artists, who are able to monetize distribution of their songs through advertisements placed within MP3 files. GlobalSCAPE intends to leverage its position as an industry leader in file transfer to capitalize on the explosive trend in movement of information away from central servers to the desktop level.

Intellectual Property

     We have one patent pending for CuteMX(TM) which seeks to protect our file searching and exchange processes. We protect our intellectual property rights through a combination of trademark, service mark, copyright and trade secrets laws.

     We currently have registered trademarks for GlobalSCAPE and our design and CuteFTP(R) and CuteHTML(R). We have also applied for trademarks for CuteZIP(TM), CuteMAP(TM), Cute-mail, CuteSUITE and CuteMX(TM).

     We have a United States copyright registration for CuteHTML(R) Version 1.06 and have filed several other United States copyright applications covering our computer programs including, without limitation, Cute FTP(R) Version 3.5, CuteHTML(R) Version 2.0., CuteMAP(TM) Version 1.1 and CuteMX(TM) alpha version.

Sales and Marketing

     In the last 12 months, more than 9 million copies of CuteFTP(R) have been downloaded from GlobalSCAPE's web sites and approximately 300 thousand licenses of our products have been sold. Even though GlobalSCAPE has experienced significant success, our primary marketing efforts have been limited to free exposure including "word of mouth," and coverage from e-zines and industry publications that have reviewed and recommended the product. This limited effort has been due to the lack of capital necessary to implement a full-fledged marketing initiative.

     GlobalSCAPE's software is marketed primarily via the Internet through shareware sites, content sites, online retailers and Service Providers. Since CuteFTP(R) is one of the most popular shareware titles on the Internet, shareware sites including Yahoo!, Download.com and ZDNET, maintain close tabs on the product and its enhancements to include periodic reviews of the products. In essence, these sites provide GlobalSCAPE with substantial free advertising. Additionally, CuteFTP(R) has received significant attention from the media including being featured on radio, television and in print publications such as Wired PC Magazine, PC Magazine, and Yahoo! Life. Other online promotional activities include sponsorships, targeted public relations efforts and ad banner placement on strategic sites. More traditional advertising activities such as ad placement in leading industry publications, and participation in select trade shows are paired with limited retail distribution to increase product awareness.

     With additional capital, we plan to focus on penetrating existing markets and expanding into new markets. We are leveraging our leadership position to add new customers by cross promoting new products and services and merging software applications with existing web sites. We intend to continue making significant investments in our research and development staff, marketing, customer support and customer service infrastructure to facilitate our growth requirements. We are targeting

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customers through strategic relationships, direct sales, and promotional campaigns. To achieve this goal, GlobalSCAPE intends to pursue the following strategies:

     . Purchase advertising space on shareware sites and other leading web sites, within complementary software products, in leading industry publications and on television and radio;
     .   Participate in industry conferences;
     .   Enter into strategic business relationships with other industry leaders;
     .   Expand inside sales efforts to corporate and institutional clients;
     .   Initiate public relations campaigns; and
     .   Purchase e-mail lists and implement a direct e-mail campaign.

     GlobalSCAPE also plans to establish educational campaigns offering product-training at no charge, free products to high schools and discounts for colleges and universities.

Strategic Relationships

Partnerships

     Microsoft Business Partners Network. The Microsoft Business Partner Network is an information delivery system that improves the communication capabilities between Microsoft and its Business Partners. Microsoft actively markets CuteFTP(R) through its MSPBN web site and pays a discounted rate for volume copies of CuteFTP(R) distributed free of charge to its members.

     Lycos. GlobalSCAPE developed a customized version of CuteFTP(R) for use and distribution by LYCOS through the Lycos Network in exchange for a percentage of revenues derived from advertising from within the program.

     McAfee. GlobalSCAPE bundles access to McAfee's PC Clinic services through a sign up form within its Cute FTP(TM) software and via its web site in exchange for a percentage of revenues derived from those who register for the service.

     WebSideStory. GlobalSCAPE bundles access to WebSideStory's traffic analysis services, HitBOX Tracker, within its software to complement its own products and generate referral fees from those who register for the service.

     Interland. GlobalSCAPE promotes Interland's web hosting services from within its software to complement its own products and generate a percentage of revenues from those who register for the service.

     MyComputer.com. GlobalSCAPE provides access to MyComputer.com's online services within its software to complement its own products and generate referral fees from those who register for the service.

     NetMechanic. GlobalSCAPE participates in NetMechanic's "Partner Program" in which it promotes NetMechanic's web site optimization services in exchange for referral fees.

Offshore programming services.

     GlobalSCAPE uses the programming services of a consortium of offshore programmers, allowing us to tap into high quality, cost-efficient software development.

CuteFTP(R) purchase from Alex Kunadze.

     Since June 1996, GlobalSCAPE has been the sole distributor of CuteFTP(R), paying a percent of sales to the original author, Alex Kunadze. On January 16, 1999, GlobalSCAPE acquired CuteFTP(R). This purchase agreement eliminated royalty payments and allowed GlobalSCAPE to use the "Cute" name with other software products.

Employees

     As of March 2000, we had 26 full-time and part-time employees organized within five functional areas. The employee distribution according to function is as follows:

      --------------------------------------------------------------
                                                         Number of
          Department                                     Employees
      --------------------------------------------------------------
          Management and Administration                      6
          Research and Development                           7
          Marketing                                          4
          Management Information Services                    3
          Sales and Customer Support                         6
      --------------------------------------------------------------

     None of our employees are covered by collective bargaining agreements and we believe our employee relations are good.

Facilities


     GlobalSCAPE's corporate office is located in a rapidly growing technical park in northwest San Antonio called University Park Tech Center II. Our lease for the 14,700 square feet facility expires in September 2008, but if the owners of the building fail to repair or maintain the building and the building becomes uninhabitable or if a substantial government taking of the property occurs, GlobalSCAPE can terminate the lease. Additionally, if the building is destroyed or damaged by a fire or other casualty, we may also be able to terminate the lease after providing the necessary notice to the property owner and satisfying the other lease requirements unless the owner is in the process of rebuilding the property. Our annual rent is approximately $190,656; however, this year our rental expense is $127,339. We believe the new facilities will be suitable for our current business needs and that suitable additional space will be available on acceptable terms when needed.

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

                                  MANAGEMENT

Executive Officers, Significant Employees, and Directors

     The following table sets forth information about our management and directors as of May 9, 2000:

Name                                        Age              Position
Arthur L. Smith...........................  35  Chairman of the Board, Director
Sandra Poole-Christal.....................  33  President
H. Douglas Saathoff.......................  38  Director, Secretary and
                                                Treasurer
Daniel P. McRedmond.......................  32  Director of Finance and
                                                Accounting, Assistant Secretary


     Arthur L. Smith. Mr. Smith is the founder and current Chairman and CEO of ATSI with over 10 years of specialized experience in the telecommunications industries within Mexico and the United States. Prior to founding ATSI in 1993, Mr. Smith served as the Director of International Sales for GeoComm Partners, Inc., an international company based in Los Angeles, California, providing satellite network services to corporations in the Fortune 500 environment.

     Sandra Poole-Christal. Ms. Christal launched GlobalSCAPE in April 1996 as a subsidiary of ATSI, a company which she co-founded in 1994. She is responsible for leading GlobalSCAPE's strategic vision, securing the acquisition of our flagship product, CuteFTP(R), and creating strategic alliances with leading distributors, resellers, and corporate and educational institutions, including Microsoft Business Partners Network. From 1993 to 1996, Ms. Poole-Christal served as Director of International Sales and Marketing for ATSI and from 1990 to 1992 she was an account executive for GeoComm Partners, Inc. She holds a B.A. in Communications from Baylor University.

     H. Douglas Saathoff. Mr. Saathoff is the current CFO and Secretary/Treasurer of ATSI. Prior to joining ATSI in 1994, Mr. Saathoff served as Accounting Manager, Controller and Financial Reporting Manager for U.S. Long Distance from 1990 to 1993. Mr. Saathoff also served as Senior Staff Accountant for Arthur Andersen & Co. where he planned, supervised and implemented audits for a variety of clients, including telecommunications companies. Mr. Saathoff holds a B.A. of Business Administration from Texas A&M University and is a Certified Public Accountant.

     Daniel P. McRedmond. Mr. McRedmond is responsible for the management of all accounting, treasury, risk management, budgeting and forecasting activities for GlobalSCAPE. He manages our commercial banking relationships as well as the relationships with other members of the investment banking community. Mr. McRedmond has more than 6 years of experience in the telecommunications industry. Prior to joining GlobalSCAPE in July 1999, he had responsibilities including serving as Treasurer for ATSI from 1998 to July 1999 and serving as Budgeting Director and other management positions for Metrocall, Inc. from 1995 to 1998. He holds a B.B.A. and M.S. from Texas A&M University.

Board of Directors and Committees

Board of Directors

     Our board of directors currently consists of two members and must always have at least one member. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Directors need not be stockholders or residents of the State of Delaware. For a description of the transactions between GlobalSCAPE and a member of the Board of Directors and entities affiliated with any member, see "Certain Relationships and Related Transactions."

Director and Management Search

     GlobalSCAPE has engaged Korn/Ferry, a national search firm, to find a Chief Executive Officer for GlobalSCAPE. We are also searching for other individuals to complete our top management team, as well as new, outside directors which would be required if GlobalSCAPE were to eventually list for trading on a primary exchange. It is difficult to determine how successful these searches will be or whether it will be completed in a timely manner.

Compensation

Director Compensation

     The board of directors has the authority to determine the amount of compensation to be paid to its members for their services as directors and committee members. Currently, however, directors are not compensated with cash payments for attendance at board of directors meetings. In the past, stock options had been granted to the GlobalSCAPE directors in return for their participation.

     Directors may be reimbursed for their expenses incurred in attending board of directors or committee meetings, and no director is precluded from serving GlobalSCAPE in any other capacity and receiving compensation appropriate to the value of such services rendered.

Executive Compensation

     The following table sets forth information with respect to the compensation earned during the years ended December 31, 1997, 1998 and 1999 by our President who was acting in the capacity of chief executive officer. No other officer earned a salary and bonus in excess of $100,000 during the year ended December 31, 1999.

                          Summary Compensation Table

                                                         Annual Compensation(1)             Long- Term Compensation Awards
                                         --------------------------------------------------------------------------------------
                                                                     Other
Name and Principal                                                   Annual               Stock        Securities Underlying
Position                         Year    Salary ($)    Bonus ($)     Compensation ($)     Awards ($)   Options (#)
---------------------------     ------   -----------   ----------    ----------------     ----------   ------------------------
Sandra Poole-Christal            1999      $87,692      $39,113       $ 0                  $      0                 0
  President................      1998      $80,000                    $ 0                  $ 29,443           294,429
                                 1997                                 $ 0                  $      0                 0


__________
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

Option Grants in Last Fiscal Year

     No stock options were granted to the Named Executive Officers during the year ended December 31, 1999.

2000 Stock Option Plan

     Our 2000 Stock Option Plan authorizes the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and options that do not so qualify. The 2000 Plan is administered by the Board of Directors or a board, if appointed. The administrators of the plan have the authority to fix the terms and determine the expiration date and purchase price for any options granted. The aggregate number of shares of common stock for which options may be granted or for which stock grants may be made under the 2000 Plan is 3,660,000. The 2000 Plan will terminate in respect to incentive stock options on December 31, 2009 and on December 31, 2049 with respect to non-qualifying options, unless terminated sooner by the board.

     Each option granted pursuant to the 2000 Plan is exercisable at any time upon or after vesting and expires on the date determined by a committee appointed by the board of directors. In no event will any option expire earlier than one year or later than ten years from the date of grant. In no event will any option granted to a person who, on the date of grant of the option, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of us, expire later than five years from the date of grant. With respect to a participant who is an employee or advisor, each option expires within three months after the date the participant ceases to be an employee or advisor. During that three month period, those options may only be exercised if they were exercisable immediately prior to the time the employment was terminated. If the employee's, advisor's or non-employee director's employment is governed by an employment agreement and is terminated for "cause," the option will automatically expire. The exercise price of each option granted will be determined by the committee, but shall not be less than 100% of the fair market value of the common stock at the time such option is granted. Options are not transferable other than by will or the laws of descent or distribution or to a beneficiary, as defined in the plan, in the event of the participant's death. Options may be exercised during the lifetime of the option holder only by the option holder or the option holder's authorized representative.

     Shares of common stock awarded under restricted stock grants are subject to restrictions prohibiting their sale, assignment, transfer or encumbrance for a period of time specified by the compensation committee and will revert to us if the participant's relationship with us terminates during such period of restriction, unless the compensation committee, by rule or regulation or in any award agreement, provides otherwise.

     As of May 9, 2000 we had no options outstanding under the 2000 Plan. We may, however, grant options to existing or newly hired executives and other employees prior to the effectiveness of this registration statement. Thereafter, we expect that options will continue to be granted to eligible persons as part of our incentive-based compensation program.

1998 Stock Option Plan

     GlobalSCAPE's 1998 Stock Option Plan, as amended (the "1998 Plan"), was adopted by the Board of Directors and GlobalSCAPE's sole shareholder in January 1998. Pursuant to the 1998 Plan, GlobalSCAPE granted incentive options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonstatutory, or nonqualified, stock options to directors and employees of, and advisors and consultants to, GlobalSCAPE, and any GlobalSCAPE parent or subsidiary in existence.

     Subject to the limitations set forth in the 1998 Plan, the Board of Directors had the sole discretion and authority to determine when options will be given, who shall receive options, and how many options shall be granted.

     As of December 31, 1999, GlobalSCAPE had issued options to purchase 384,499 shares of GlobalSCAPE common stock, all exercisable at $0.10 per share, to 9 employees, directors and consultants under the 1998 Plan. No additional options are to be granted under the 1998 Plan.

     Messrs. Arthur L. Smith, Craig Clement and H. Douglas Saathoff were each granted options to purchase 16,190 shares of Common Stock on January 1, 1998, 1,000 shares of Common Stock on April 30, 1999 and 1,000 shares of Common Stock on July 1, 1999. On February 4, 2000, GlobalSCAPE entered into Letter Agreements with each of them whereby (i) the two options for 1,000 shares of Common Stock were canceled, (ii) each agreed to not exercise his options until an initial public offering of GlobalSCAPE shares had been completed, and (iii) each agreed to not claim any right of adjustment in the number of shares underlying his option as a result of GlobalSCAPE's corporate restructure plan. Additionally Ms. Sandra Poole-Christal was granted options to purchase 291,429 shares of Common Stock on January 1, 1998. On February 8, 2000, GlobalSCAPE entered into a Letter Agreement with her whereby (i) she agreed to not exercise her options until an initial public offering of GlobalSCAPE shares had been completed, and (ii) we paid her $5,000 to forego any claim for adjustment in the number of shares underlying her option as a result of any corporate restructure plan. Additionally, other employees were granted options to purchase an aggregate of shares of

Common Stock. On February 8, 2000, we entered into Letter Agreements with those employees whereby we paid them each $1,000 to cancel their options with the agreement that we would issue each of them an aggregate of shares of Common Stock when, and if, GlobalSCAPE made an initial public offering its stock.

Employment Agreements

     We have entered into an employment agreement with Ms. Sandra Poole-Christal. The agreement with Ms. Poole-Christal expires on January 1, 2001. When the agreement expires, it will automatically renew on a year-to-year basis unless either party gives notice of termination at least one-hundred twenty days before the end of the then current term. The employment agreement provides for increases in salary and payment of cash bonuses as determined by the Board of Directors. The bonus is not to exceed fifty percent (50%) of Ms. Poole-Christal's base salary. As of January 1, 2000, Ms. Poole-Christal's base salary was $100,000.

     If we terminate our employment agreement with Ms. Poole-Christal for any reason other than just cause, Ms. Poole-Christal is entitled to continue to receive her base salary until January 1, 2001 or twelve months after her termination, whichever is longer. Furthermore, if Ms. Poole-Christal terminates her employment agreement with us for GlobalSCAPE's failure to pay her salary and incentives; a material diminution in her responsibilities, duties or authority; or a change in control of GlobalSCAPE, she will be entitled to continue to receive her salary, benefits and unpaid incentives until January 1, 2001 or twelve months after her termination, whichever is longer.

     Under Ms. Poole-Christal's employment agreement, she has also been granted options to purchase 291,429 shares of GlobalSCAPE stock at $0.10 per share of which options to purchase 194,286 shares have already vested. The remaining options will vest as of January 1, 2001.

                        OWNERSHIP OF GLOBALSCAPE STOCK

     Prior to the distribution, ATSI owned all the shares of GlobalSCAPE. This table sets forth information regarding the beneficial ownership of our common stock after our restructure and assumes that 3,520,000 shares have been distributed to ATSI shareholders.

     . each person known to us to own beneficially more than five percent of our outstanding common stock;
     .  each of our directors;
     .  each of our executive officers;
     . all of our directors and executive officers as a group; and . each selling stockholder.

     The calculations of the percentages in the following table are based on 12,920,000 shares of our common stock outstanding prior to the distribution and assumes a distribution of 3,520,000 shares to ATSI's shareholders. The actual percentage ownership will vary depending upon the number of ATSI common shares outstanding on the record date for the distribution. Unless otherwise noted, each of the persons listed below has sole voting power and control with respect to their shares of common stock.

                                             PRE-DISTRIBUTION                   POST-DISTRIBUTION
                                     ---------------------------          ---------------------------
                                       Amount                               Amount
                                        and                                  and
                                     Nature of                            Nature of
     Name and Address                Beneficial         Percent           Beneficial         Percent
   of Beneficial Owner               Ownership          of Class          Ownership          of Class
ATSI (1)....................         12,920,000           100.00%          9,400,000               73%
Arthur L. Smith, Chairman
 of the Board (2)...........            700,950(3)          5.42%            700,950(3)          5.42%
 Sandra Poole-Christal,
  President (4).............            299,181(5)          2.26%            299,181(5)          2.26%
All executive officers
 and directors as a group
 (3 persons) (3)(5)(6)......          1,223,041             9.23%          1,223,041             9.23%

________________
(1) American TeleSource International, Inc., 12500 Network Boulevard, Suite 407, San Antonio, Texas 78249.
(2) The address for Arthur L. Smith is 12500 Network Boulevard, Suite 407, San Antonio, Texas 78249.
(3) Includes 16,190 shares purchasable pursuant to an immediately exercisable stock option and 684,760 shares owned by ATSI of which Mr. Smith owns 5.3%.
(4) The address for Sandra Poole-Christal is 6000 Northwest Parkway, Suite 100, San Antonio, Texas 78216.
(5) Includes 291,429 shares purchasable pursuant to an immediately exercisable stock option, and 7,752 shares owned by ATSI of which Ms. Poole-Christal owns .06%.
(6) Includes 206,720 shares owned by ATSI of which Mr. Saathoff owns 1.6% and 16,190 shares purchaseable pursuant to options.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a Stock Purchase Agreement dated April 3, 2000, ATSI purchased from ATSI-Texas all of the then-issued and outstanding stock of GlobalSCAPE in consideration for the issuance of a Promissory Note dated April 3, 2000, in the amount of $6,000,000, payable to ATSI-Texas.

     We have entered into an employment agreement with Ms. Sandra Poole-Christal which expires on January 1, 2001. See "Management--Employment Agreements"

     Except as described above, since January 1, 2000, GlobalSCAPE has not been party to any transaction involving more than $60,000 with any director, nominee for director, executive officer, holder of 5% or more of the our Common Stock, or any member of the immediate family of any of the foregoing persons.

                         DESCRIPTION OF CAPITAL STOCK

General

     We are authorized to issue up to 50,000,000 shares of capital stock, consisting of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock of which 12,920,000 shares of common stock and no shares of preferred stock were issued and outstanding as of May 11, 2000. Prior to the distribution all shares of our stock were held by ATSI. An additional 339,999 shares of common stock are issuable upon exercise of outstanding stock options under 1998 Stock Option Plan. In addition, we are authorized to issue up to 3,660,000 shares of common stock under our 2000 Stock Option Plan.

     The following description provides a summary of the material rights and limitations relating to ownership of our capital stock. For a complete legal description of our capital stock, you should refer to our certificate of incorporation and bylaws, copies of which are included as exhibits to the registration statement of which this information statement is a part.

Common Stock

     Our shares of common stock have identical rights and privileges in every respect. Our shareholders do not have the preemptive right to subscribe to any and all issues of our shares and securities. Each holder of common stock is entitled to one vote for each share owned of record on matters submitted to a vote of the shareholders. Holders of common stock are not entitled to cumulative voting rights in the election of directors. If we are liquidated, the holders of common stock are entitled to participate ratably in the assets available for distribution after preferential payments are made to holders of preferred stock.

     Our board of directors has discretion to declare dividends or make other distributions on the outstanding shares of capital stock at any regular or special meeting out of legally available funds.

Preferred Stock

     The board of directors may, without further action of our shareholders, issue shares of preferred stock in one or more series and fix the designations, powers, preferences and relative, participating, optional or other rights of such series and any qualifications, limitations or retrictions. The board of directors may, without further action by our shareholders, issue shares of preferred stock which it has designated. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock. While the issuance of preferred stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by the shareholders and may discourage bids for the common stock at a premium over the market price. The board of directors may, without stockholder approval, provide for the issuance of preferred stock that could have voting, conversion or other rights superior to the rights of holders of common stock. We have no present plans to issue any preferred stock.

Transfer Restrictions

     Transfer restrictions have been placed on the stock in a desire to maximize the potential for a successful underwriting in the future. It is common for an underwriter to require that existing stockholders restrict the transfer of their stock for a period of 180 days following an initial public offering. However, there can be no assurances that the restrictions will enhance our ability to consummate a public offering of our stock.

     The transfer of the stock you are receiving is restricted, pursuant to our bylaws, for a period ending 180 days after such time as we complete an initial public offering of our stock and we list and register our stock on a national securities exchange or we cause our shares to be quoted on the automatic quotation system of a national securities association. There can be no assurances such events will occur. Consequently, you may not be able to sell your stock for a long time. Prior to that time, your common stock may not be transferred except for:

     .  transfers to GlobalSCAPE;
     .  transfers to existing GlobalSCAPE stockholders;
     .  transfers by gift, bequest or operation of the laws of descent;
     . transfers to another entity pursuant to the merger, consolidation, stock-for-stock exchange or similar transaction involving GlobalSCAPE;
     . transfers by the stockholder to members of his or her immediate family, trusts for the benefit of such immediate family members and partnerships in which such immediate family members are the only partners;
     . transfers by a partnership to its partners, provided that the common stock in the hands of the transferee remains subject to the same restrictions on transfer as they were when held by the transferor;
     .  transfers which would be exempt from the registration requirements of
        Section 5 of the Securities Act by virtue of the exemption provided by
        Section 4(2) of the Securities Act if the transferor were the issuer of common stock, provided that the transferee is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and the common stock in the hands of such transferee remains subject to the same restrictions on transfer as they were when held by the transferor; or
     . other transfers upon the prior written consent of GlobalSCAPE, in its sole discretion.

     So long as these restrictions are in effect, each certificate representing shares of common stock shall contain a legend referring to these bylaw transfer restrictions. The Bylaws, including these transfer restrictions, may be modified or amended by a majority vote of our board of directors.

Anti-Takeover Matters

Provisions of the DGCL

     Section 203 of the Delaware General Corporation Law, or DGCL, generally restricts a corporation from entering into certain business combinations with an interested stockholder for a period of 3 years from the time such stockholder became an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates, unless:

     . the transaction is approved by the board of directors of the corporation prior to the date such person or entity became an interested stockholder;
     . the interested stockholder acquired 85% of the corporation's stock, excluding voting stock owned by directors and officers and certain employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

     . the business combination is approved by the board of directors and by a vote of 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     The DGCL provides that a corporation may elect not to be governed by
Section 203. At present, we do not intend to make such an election and we intend to avail ourselves of the rights afforded by Section 203. The effect of
Section 203 may be to render more difficult a change in control of our company.

Certain Charter and Bylaw Provisions

     Our certification of incorporation and bylaws provide that any action required or permitted to be taken by our shareholders may be taken only at a duly called annual or special meeting of shareholders or by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and that special meetings of shareholders may be called only by our President, the board of directors, or a committee of the board of directors which has been designated by the board of directors. These provisions could have the effect of delaying until the next shareholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. Our bylaws do not allow for cumulative voting for directors or for any other purpose. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares might be able to ensure the election of one or more directors. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which shareholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of shareholders to remove then-current management or approve transactions that shareholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent

     ChaseMellon Shareholder Services will be the transfer agent and registrar for our common stock.

                 LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     Our certificate of incorporation and bylaws provide that, to the extent not prohibited by law, we will indemnify any person who is or was made, or threatened to be made, party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was our director or officer or, while a director or officer of the Corporation is or was serving in any capacity at our request for any other corporation, partnership or other enterprise, against judgments, fines, penalties, excise taxes, amounts paid in settlement costs, charges and expenses, including attorneys' fees. Persons who have ceased being a director or officer may be similarly indemnified in respect of service to us to the extent our board of directors at any time specifies such persons are entitled to the benefits of the indemnification provisions contained in our certificate of incorporation or bylaws.

     Our certificate of incorporation eliminates personal liability to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for:

     . any breach of the director's duty of loyalty to us or our shareholders; . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     . certain unlawful dividends or redemptions as provided under Section 174 of the DGCL; or
     . any transaction from which the director derived an improper personal benefit.

                               LEGAL PROCEEDINGS

     We are currently not involved in any material legal proceedings.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form 10 under the Securities Act with respect to the shares of common stock offered hereby. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of certain fees from the Public Reference Section of the SEC at the SEC's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's Regional Offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is (http://www.sec.gov).

     We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                               GlobalSCAPE, INC.


                         Index to Financial Statements


                 Years ending December 31, 1999, 1998 and 1997



                                   Contents

Report of Independent Auditors.....................................   F-2


Financial Statements

Balance Sheets.....................................................   F-3
Statements of Operations...........................................   F-5
Statements of Stockholder's Equity.................................   F-6
Statements of Cash Flows...........................................   F-7
Notes to Financial Statements......................................   F-9

                        Report of Independent Auditors





GlobalSCAPE, Inc.

To the Board of Directors:

We have audited the accompanying balance sheets of GlobalSCAPE, Inc., a wholly-owned subsidiary of American TeleSource International, Inc., as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GlobalSCAPE, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that GlobalSCAPE, Inc. will continue as a going concern. As more fully described in
Note 1, the Company is a wholly owned subsidiary of American Telesource International, Inc. (ATSI). On a consolidated basis as of July 31, 1999, ATSI had a working capital deficit, had suffered recurring losses from operations since inception, had negative cash flows from operations and had limited capital resources to support further development of its operations. These conditions raise substantial doubt about ATSI's ability to continue as a going concern. Because of the aforementioned conditions relating to ATSI and the cross collateralization of the Company's assets under an ATSI financing arrangement, ATSI's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether GlobalSCAPE, Inc. will continue as a going concern. The financial statements of GlobalSCAPE do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                        /s/ Ernst & Young, LLP

San Antonio, Texas
May 9, 2000

                                 Balance Sheet

                                                                                 As of December 31,
                                                                                  1998      1999
                                                                               ----------------------
Assets
Current assets:
 Cash                                                                     $   65,480            $   16,361
 Accounts receivable (net of allowance for
  doubtful accounts of $25,000 and $70,000
  in 1998 and 1999, respectively)                                             53,776               368,353
 Prepaid expenses                                                              1,750                25,216
                                                                          --------------------------------
Total current assets                                                         121,006               409,930

Property and equipment:
 Furniture and equipment                                                      54,720                54,720
 Software                                                                     25,948                28,554
 Equipment                                                                    73,770               203,480
 Leasehold improvements                                                        1,426                 1,426
 Software development costs                                                        -               102,686
                                                                         ---------------------------------
                                                                             155,864               390,866
 Accumulated depreciation and amortization:                                   42,585               106,866
                                                                         ---------------------------------
 Net property and equipment                                                  113,279               284,000

Other assets:
 Core software technology (net of
  accumulated amortization of $224,736 and
  $44,947 in 1999 and 1998, respectively)                                    853,996               674,207
 Goodwill(net of accumulated amortization
  of $18,837 and $9,009 in 1999 and 1998,
  respectively)                                                               40,115                30,287
 Deferred tax asset                                                            8,502                36,230
 Other                                                                        26,750                36,645
                                                                         ---------------------------------
Total other assets                                                           929,363               777,369
                                                                         ---------------------------------

Total assets                                                              $1,163,648            $1,471,299
                                                                         =================================

     See accompanying notes.

                                Balance Sheets

                                                                                 As of December 31,
                                                                                1998            1999
                                                                       -----------------------------------
Liabilities and Stockholder's Equity
Current liabilities:
 Accounts payable                                                         $   15,815            $      202
 Accrued expenses                                                             32,951                64,764
 Due to parent                                                                25,420               265,253
 Current maturities of long-term debt                                        836,566               215,710
 Current portion of capital lease obligation                                   9,087                24,172
                                                                       -----------------------------------
Total current liabilities                                                    919,839               570,101

Long-term liabilities:
 Long-term debt, less current portion                                         62,377                24,667
 Capital lease obligations, less current portion                              11,035                32,257
                                                                       -----------------------------------
Total long-term liabilities                                                   73,412                56,924

Stockholder's equity:
 Preferred Stock, par value $0.001per share, 10,000,000
  authorized, no shares issued or outstanding                                      -                     -
 Common stock, par value $0.001 per share, 40,000,000  shares
  authorized, 12,920,000 shares issued and outstanding                        12,920                12,920
 Additional paid-in capital                                                   49,112                49,112
 Accumulated earnings                                                        108,365               782,242
                                                                       -----------------------------------
Total stockholder's equity                                                   170,397               844,274
                                                                       -----------------------------------

Total liabilities and stockholder's equity                                $1,163,648            $1,471,299
                                                                       ===================================

See accompanying notes.

                           Statements of Operations



                                                               Year Ended December 31,
                                                           1997         1998          1999
                                                      ---------------------------------------
Operating revenues:
  Software product revenues                              $870,539    $2,073,687    $2,922,141
  Advertising revenues                                          -             -       328,895
                                                      ---------------------------------------
    Total revenues                                       $870,539    $2,073,687    $3,251,036
Cost of revenue:
  Software products                                       219,623       396,570       105,026
                                                      ---------------------------------------
    Total cost of revenues                                219,623       396,570       105,026

Gross profit                                              650,916     1,677,117     3,146,010

Operating expenses:
  Selling, general and administrative expenses            448,457     1,228,644     1,625,004
  Research and development expenses                             -        42,164       139,953
  Depreciation and amortization                             4,876        91,262       253,896
                                                      ---------------------------------------
    Total operating expense                               453,333     1,362,070     2,018,853
                                                      ---------------------------------------
Income from operations                                    197,583       315,047     1,127,157

Other income (expense):
 Interest expense, net                                          -        (2,345)      (56,847)
                                                     ----------------------------------------
Income before income taxes                                197,583       312,702     1,070,310

Income tax provision:
  Current:
    Federal                                                65,242       108,377       372,532
    State                                                   9,042        15,020        51,629
  Deferred:
    Federal                                                (1,004)       (6,463)      (24,353)
    State                                                    (139)         (896)       (3,375)
                                                      ---------------------------------------
Total income tax provision                                 73,141       116,038       396,433
                                                      ---------------------------------------

Net income                                               $124,442    $  196,664    $  673,877
                                                      =======================================

Net income per common share                              $   0.01    $     0.02    $     0.05
Net income per common share - assuming dilution          $   0.01    $     0.01    $     0.05

     See accompanying notes.

                      Statements of Stockholder's Equity



                                            Common Stock            Accumulated           Accumulated        Total
                                         Shares       Amount       Paid-in Capital           Earnings
                                     ----------    ----------     -----------------    ----------------    ----------
Balances at
   December 31, 1996                          -      $     -               $     -          $(212,741)     $(212,741)
Issuance of common stock             12,920,000       12,920                49,112                  -         62,032
Net Income                                    -            -                     -            124,442        124,442
                                     ----------    ---------      ----------------    ---------------    -----------
Balances at December 31, 1997        12,920,000       12,920                49,112            (88,299)       (26,267)
Net income                                    -            -                     -            196,664        196,664
                                     ----------    ---------      ----------------    ---------------    -----------
Balances at December 31, 1998        12,920,000       12,920                49,112            108,365        170,397
Net Income                                    -            -                     -            673,877        673,877
                                     ----------    ---------      ----------------    ---------------    -----------
Balances at December 31, 1999        12,920,000      $12,920               $49,112          $ 782,242      $ 844,274
                                     ==========    =========      ================    ===============    ===========

     See accompanying notes.

                           Statements of Cash Flows

                                                                            Year Ended December 31,
                                                                        1997         1998         1999
                                                                      ----------------------------------
Operating Activities
Net Income                                                             $124,442    $ 196,664    $ 673,877
Adjustments to reconcile net income to net cash
provided by operating activities:
 Depreciation and amortization                                            4,876       91,262      253,896
 Deferred Taxes
Changes in operating assets and liabilities:
 Accounts receivable                                                    (29,709)      10,296     (314,577)
 Prepaid expenses                                                             -       (1,750)     (23,466)
 Other receivables                                                       10,268            -            -
 Deferred tax assets                                                     (1,143)       7,359)     (27,728)
 Other long term assets                                                    (269)     (26,481)      (9,895)
 Accounts payable                                                         3,787       11,852      (15,611)
 Accrued liabilities                                                     59,237      (51,922)      31,813
 Due to parent                                                          (29,216)    (192,192)     239,833
                                                                    -------------------------------------
Net cash provided by operating activities                               142,273       30,370      808,142

Investing Activities
Purchase of property and equipment                                      (14,619)    (149,202)    (185,997)
                                                                    -------------------------------------
Net cash used in investing activities                                   (14,619)    (149,202)    (185,997)

Financing Activities
 Issuance of common stock                                                62,032            -            -
 Borrowings under notes payable                                               -            -      230,000
 Principal payments on notes payable                                          -            -     (888,566)
 Principal payments on capital lease obligations                              -       (7,752)     (12,698)
                                                                    -------------------------------------
Net cash provided by (used in) financing activities                      62,032       (7,752)    (671,264)
                                                                    -------------------------------------
Net increase (decrease) in cash and cash equivalents                    189,686     (126,584)     (49,119)

Cash at beginning of year                                                 2,378      192,064       65,480
                                                                    -------------------------------------

Cash at end of year                                                    $192,064    $  65,480    $  16,361
                                                                    =====================================

                           Statements of Cash Flows

                                                                          Year Ended December 31,
                                                                      1997         1998         1999
                                                                    ----------------------------------
Supplemental disclosure of cash flows information:
Cash paid during the year for:
 Interest                                                             $  -       $     -      $57,000

Supplemental disclosure of noncash investing and financing
 activities:
 Office equipment acquired through issuance of capital lease
  obligations                                                         $  -       $27,874      $49,005

See accompanying notes.

1.  Significant Accounting Policies

Nature of Business

GlobalSCAPE, Inc. (the Company) develops, markets, distributes and supports leading web-based software products in a variety of categories including file management, multimedia utilities and web application development tools. The Company was incorporated in April 1996 and is a wholly owned subsidiary of American TeleSource International, Inc., a public company. The Company is best known for its popular file transfer program, CuteFTP(R).

The Company has a history of earnings and positive cash flow. As described above, the Company is a wholly owned subsidiary of ATSI. On a consolidated basis as of July 31, 1999, ATSI had a working capital deficit, had suffered recurring losses from operations since inception, had negative cash flows from operations and had limited capital resources to support further development of its operations. These conditions raise substantial doubt about ATSI's ability to continue as a going concern. Because of the aforementioned conditions relating to ATSI and the cross collateralization of the Company's assets under an ATSI financing arrangement, ATSI's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether GlobalSCAPE, Inc. will continue as a going concern. Subsequent to July 31, 1999, management of ATSI has arranged for additional funding it believes is sufficient to allow the Company to operate independently of ATSI. In addition, it is anticipated that there will be no cash requirements of the parent to be funded by the Company for at least one year subsequent to December 31, 1999. The financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of ATSI's liquidity problems.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Comprehensive income for the Company is the same as net income for all periods presented.

Cash

Cash includes all cash and highly liquid investments with original maturities of three months or less.

Capitalized Software Development Costs

Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is available for general release. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management concerning certain external factors including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies. Amortization expense for these costs amounted to approximately $3,749 in 1999. Prior to 1999, the Company licensed its principal product from a third party and had no development costs.

Segment Reporting

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates as one operating segment, the provision of Internet-based software products. The Company markets its products through retailers and over the Internet.

Property and Equipment

Property and equipment is primarily comprised of furniture and fixtures, software, computer equipment, and software development costs which are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Expenditures for maintenance and repairs are charged to operations as incurred. Property and equipment acquired under capital leases are depreciated over their useful lives or the respective lease term, if shorter. Depreciation periods used for property and equipment range from three to five years.

Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset.

Goodwill

Goodwill related to a 1998 purchase acquisition is being amortized over five years from the respective acquisition date. Goodwill is shown net of amortization of $9,009 and $18,837 for the years ended December 31, 1998 and 1999, respectively. The Company continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit.

Other Assets

Costs incurred for acquiring core software technology are capitalized and amortized over its useful life using the straight line method. The amortization period used for trademark is five years. Other assets include security deposits which are expected to be refunded to the Company upon termination of certain leases.

Concentrations of Credit Risk and Significant Customers

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company provides credit, in the normal course of business, to a number of companies and performs ongoing credit evaluations to reduce credit risk. The Company requires no collateral from its customers. Management estimates the allowance for uncollectible accounts based on their historical experience and credit evaluation. No single customer accounted for more than 10% of net revenues in 1997, 1998 and 1998.

Revenue Recognition

Revenues from the sale of software products are recognized upon sale of product. The Company does not provide technical support and maintenance services as part of the fee for any of its software products.

The outbound shipping charges charged to the customer are included in software product revenues and amounted to $3,094, $17,370, and $32,843 in 1997, 1998, and 1999. The costs associated with these charges are included in the software products cost of revenue.

Advertising revenue is recognized as it is earned, net of any fees paid to third-party advertising agents. The Company did not generate revenue from the sale of advertising from within its software products during the fiscal years ended December 31, 1997 and 1998. The Company began selling advertising space from within its software products in April 1999.

Royalty Costs

Royalties that the Company is required to pay on software product licensed from a third party which is sold by the Company is expensed as cost of sales as software product is sold. In October 1998, the Company purchased the license rights to the principal software product for which the Company was previously paying royalty costs.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense charged to operations for the year ended December 31, 1997, 1998 and 1999 amounted to $2,000, $10,000 and $58,000, respectively, and is included in selling, general and administrative expenses.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." The liability method provides that the deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is included in the American TeleSource International, Inc. (a Texas corporation) consolidated federal income tax return. In general, the Company's income tax provision reflects the financial consequences of filing on a separate return basis.

Research and Development

Research and development expenses include all direct costs, primarily salaries for Company personnel and outside consultants, related to the development of new products and significant enhancements to existing products and are expensed as incurred until such time as technological feasibility is achieved.

Stock-Based Compensation

The Company has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, and elected to use the intrinsic value method in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the financial statements for this plan. The pro forma effects of fair value accounting for compensation costs related to options, on net income would not be material.

Earnings Per Common Share

Basic and diluted net income per common share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128) for all periods presented. Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. Below is a reconciliation of the numerators and denominators of basis earnings per share for each of the following years:

Year ended                                                1997           1998          1999
                                                          ----           ----          ----
Numerators
Numerator for basic and diluted earnings per
 share:
  Net Income                                            $124,442      $196,664      $673,877
  Numerator for basic and diluted
   earnings per share                                    124,442       196,664       673,877


Denominators
Denominators for basic earnings per share:
Weighed average shares outstanding--Basic             12,920,000    12,920,000    12,920,000

Dilutive potential common shares:
Stock Options                                                 --       326,881       372,673

Denominator for dilutive earnings per share
                                                      12,920,000    13,246,881    13,292,673

Net income per common share
Net Income                                                  0.01          0.02          0.05

Net income per common share - assuming dilution
Net income                                                  0.01          0.01          0.05

Recent Accounting Pronouncements

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently nor does it intend in the future to use derivative instruments and therefore does not expect that the adoption of SFAS 133 will have any impact on its financial position or results of operations.

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, which currently must be adopted by June 30, 2000. SAB 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned and also requires the deferral of incremental direct selling costs. The Company is currently assessing the impact of SAB 101.

2.  Accounts Receivable

Accounts receivable, which are primarily from product sales, are presented net of an allowance for doubtful accounts. The activity of the Company's allowance for doubtful accounts for the years ended December 31, 1998 and 1999 is presented in the following table:

                 Balance at       Charged to                            Balance
Year Ended       Beginning        Income or                             at End of
December 31      of Period        Expense          Deductions/(a)/      Period
---------------------------------------------------------------------------------
1997                   -           13,000                  -            13,000
1998              13,000           40,220            (28,220)           25,000
1999              25,000           53,614             (8,614)           70,000

_________
(a)   Represents amounts written off as uncollectible accounts receivable

3.  Long-Term Debt

The Company had debt outstanding as follows:

                                                                       As of December 31,
                                                              -------------------------------------
                                                                    1998                 1999
                                                              -------------------------------------
  Note payable to individual dated October 1998, principal
and interest payable in monthly installments of $63,000
beginning February 1999, including interest at 12%; due
January 2000.                                                     $898,943             $ 62,377

   Note payable to a bank dated January 1999, principal and
 interest payable in 12 monthly installments of $5,000 and
 12 monthly installments of $10,000 including interest at
 prime rate plus 1%, 9.5% at December 31, 1999; due
 January 2001.                                                           -              130,000

   Note payable to a bank dated October 1999, principal and
interest payable in 6 monthly installments of $1,000 and
12 monthly installments of $3,667 including interest at
prime rate plus 1%, 9.5% at December 31, 1999; due April
2001.                                                                    -               48,000
                                                              -------------------------------------
                                                                   898,943              240,377
Less current portion                                               836,566              215,710
                                                              -------------------------------------

                                                                  $ 62,377             $ 24,667
                                                              =====================================

4.  Capital Leases

The Company has financed the acquisition of certain fixed assets through capital lease obligations. Amortization expense on these capital lease agreements is included in depreciation expense.

The present value of the future minimum lease payments for these leases at December 31, 1999 is as follows:

Year ended December 31:
 2000                                                                   $32,340
 2001                                                                    21,622
 2002                                                                    15,845
                                                                    -----------
Total minimum lease payments                                             69,807
Less amount representing interest                                        13,378
                                                                    -----------
Present value of minimum lease payments                                  56,429
Less current portion                                                     24,172
                                                                    -----------

Capital lease obligation, less current portion                          $32,257
                                                                    ===========

Furniture and equipment at December 31, 1998 and 1999 include $27,874 and $76,879, respectively for assets held under capital leases, less associated accumulated amortization of $8,517 and $20,382, respectively.

In September 1999, the Company entered into a capital lease agreement for office equipment for $250,000. The payment terms are for 48 months after receipt of the equipment and includes a one dollar bargain purchase option at the end of the lease term. The equipment was delivered and installed in March 2000.

5.  Operating Leases

Minimum future lease payments on non-cancelable operating leases for office facilities are as follows for the years ending December 31:

               2000                                $  127,339
               2001                                   190,656
               2002                                   190,656
               2003                                   190,656
               2004                                   190,656
               Thereafter                             667,296
                                                   ----------

                                                   $1,557,259
                                                   ==========

Operating lease expense amounted to approximately $90,006 and $71,293 in 1999 and 1998, respectively. As described in Note 5, the management fee paid to the parent company in 1997 included a charge for rental of office facilities.

The Company entered into a lease for new facilities in April 1999. The monthly lease term begins in April 2000. The terms of this lease include an escalation clause whereby no payments are due from April 2000 to September 2000. The minimum future lease payments for the new facility lease are in the table above.

6.  Related Party Transactions

General corporate overhead related to ATSI's corporate headquarters and common support divisions has been allocated to the Company based on the ratio of the Company's external costs and expenses to ATSI's consolidated external costs and expenses, adjusted for any functions that the Company performs on its own.
These services included various accounting and human resource functions, legal services and charges for rental of office facilities. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions entirely as a stand along entity, nor are they indicative of costs that will be charged in the future. Expenses in the amount of $93,847, $92,457 and $104,500 were paid to ATSI for period ending December 31, 1997, 1998 and 1999, respectively, and are reflected in the statement of operations.

The Company's assets secure a capital lease obligation of ATSI with NTFC Capital Corporation ("NTFC"). The lease obligation at December 31, 1999 totalled $2,000,000. ATSI was in default of financial covenants of the lease as of January 31, 2000 and received a waiver from NTFC stating that it waived ATSI's compliance requirement as of that date. ATSI believes it will likely be in default of the same covenants at April 30, 2000 and has requested NTFC to re-set the covenants to prevent future defaults. NTFC is reviewing the request. ATSI has classified the lease obligation as long-term.

7.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are related to the following:

                                                           1998        1999
                                                       ------------------------
Deferred tax assets:
  Depreciation and amortization                           $ 6,538     $6,168
  Accrued expenses                                          3,813      2,334
  Allowance for doubtful accounts                          25,879          -

                                                          $36,230      8,502
                                                       ========================

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes is as follows:

                                                            1997        1998          1999
                                                         --------------------------------------
Taxes computed at federal statutory rate                   $67,178        $106,319      $363,905
Increases (decreases) in taxes resulting from:
 State taxes, net of federal benefit                         5,876           9,322        31,848
 Nondeductible expenses                                         87             397           680
                                                         ---------      ----------    ----------

Total                                                      $73,141        $116,038      $396,433
                                                         =======================================

8.   Employee Benefit Plan

The Company has a 401(k) plan which covers substantially all employees with at least six months of service. Under the plan, employees may elect to contribute a percentage of their annual salary subject to the Internal Revenue Code maximum limitations. The plan provides for employer matching and discretionary contribution, the amount of which are to be determined annually by the Board of Directors. The Company had no contribution expense to the plan in 1999.

9.  Computer Software License Agreements

The Company entered into a computer software license agreement with a third party in 1996. This agreement provided the Company with copyright interests and licenses to market and sell the related software product. In return, the Company was required to pay royalties based on a percentage of the net wholesale price of units sold as stated in the agreement. In October 1998, the Company elected to purchase the trademark rights to the software product for $898,943. Royalty expense for the year ended December 31, 1998 and 1997 amounted to $354,679 and $165,958, respectively, and is included in costs of goods sold.

10.  Stock Options

In January 1998, the Company approved the 1998 Stock Option Plan (the Plan) for officers, other employees, directors, and consultants of the Company. Under the terms of the Plan, up to 728,571 shares of the Company's common stock may be granted in the form of incentive stock options or non-qualified stock options, awarded, or sold to officers, other employees, directors and consultants. At December 31, 1999, 344,072 remained available for issuance of additional option grants under the Plan. At December31, 1999, no options were exercisable.

A summary of the Company's stock option activity and related information for the years ended December 31, 1999 and 1998 follows:


                                              1998              1999
                                          ----------------------------
     Outstanding at beginning of year              -           357,999
     Granted                                 357,999            26,500
     Exercised                                     -                 -
     Forfeited                                     -                 -
                                          ----------------------------

     Outstanding at end of year              357,999           384,499
                                          ============================


Subsequent to December 31, 1999, the Company canceled options to purchase 44,500 shares of common stock under the plan. In consideration for canceling these options, the Company paid $5,000 in cash consideration to the optionholders. In addition, the Company agreed to issue 38,500 shares to the optionholders when and if a public offering of the Company is completed.

Options may be granted under the Plan at prices not less than 100% of fair market value at date of grant for incentive stock options. Options are exercisable for such periods as the Board of Directors shall determine, but no more than 10 years from date of grant. The vesting period for stock options is generally over a three-year period and carry an exercise price of $0.10 per share.

Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 1, 1998 under the fair value method prescribed by SFAS 123. The fair value of options granted was $0.02 for options granted during 1999 and 1998, respectively. The fair value of these options were estimated at the date of grant using a minimum value option pricing model with the following assumptions for 1998 and 1998, respectively: risk-free interest rates of 5.68% and 6.38%, respectively; no dividends for each year; and a volatility factor of the expected market price of the Company's common stock of near zero.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The impact on the pro forma results which follow may not be representative of compensation expense in future years when the effect of the amoritzation of multiple awards may be reflected in the amounts. The Company's pro forma income (loss) from continuing operations, including the pro forma stock-based compensation expense, is as follows:

                             Year Ending December 31
                           --------------------------
                       1998                       $194,818
                       1999                        672,158

11.  Quarterly Financial Information (unaudited)

                                                               Fiscal Year 1998
                                        4th Quarter     3rd Quarter       2nd Quarter     1st Quarter
                                     ------------------------------------------------------------------
Net revenue                               617,043           472,352           554,515         429,777
Gross margin                              600,763           288,983           439,611         347,760
Net Income (loss) before provision
 for income taxes                         153,421              (906)          126,657          33,530
Net Income                                 96,655              (906)           79,793          21,122

Net income per share:
  Basic                                    0.0075           (0.0001)           0.0062          0.0016
  Diluted                                  0.0073           (0.0001)           0.0060          0.0015
Weighted average shares
 outstanding:
  Basic                                12,920,000        12,920,000        12,920,000      12,920,000
  Diluted                              13,274,399        13,259,999        13,259,999      13,191,999

                                                                Fiscal Year 1999
                                        4th Quarter     3rd Quarter       2nd Quarter     1st Quarter
                                     -----------------------------------------------------------------
Net revenue                             1,032,389           793,890           743,627         681,130
Gross margin                            1,009,372           765,252           718,176         653,210
Net Income before provision for           506,610           148,149           254,563         160,988
 taxes
Net Income                                319,041            93,231           160,272         101,333
Net income per common share:
  Basic                                    0.0240            0.0072            0.0124          0.0078
  Diluted                                  0.0240            0.0069            0.0121          0.0076
Weighted average shares
 outstanding:
  Basic                                12,920,000        12,920,000        12,920,000      12,920,000
  Diluted                              13,304,499        13,304,499        13,287,029      13,277,999

12.  Subsequent Events

Stockholders Equity

In May 2000, the board of directors amended the certificate of incorporation to increase the number of authorized shares of capital stock which the corporation has the authority to issue to 50,000,000 shares consisting of 40,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $.001 per share. The board of directors also declared a 7.6 for 1 stock split of the shares of the Company's issued and outstanding common stock. All information in the accompanying financial statements and notes to the financial statements has been retroactively adjusted to reflect the efforts of this stock split.

Stock Option Plan

In May 2000, the board of directors approved the 2000 stock option plan (the "Plan") for key employees, nonemployee directors, and advisors of the Company. Under the terms of the Plan, up to 3,660,000 shares of the Company's common stock may be granted in the form of incentive stock options or non-qualified stock options. The maximum aggregate number of shares of common stock which may be granted to any optionee during the term of the Plan shall not exceed 2,000,000. The Plan provides that the purchase price per share for incentive stock options and non-qualified stock options shall not be less than the fair market value of the common stock on the date of grant. The maximum term for an option granted is ten years from the date of grant.

Debt

In February 2000, the Company entered into a loan agreement with a bank for $70,000 with the principle and interest payable in twelve monthly installments of $6,141.00 beginning March 1, 2000, including interest at prime rate plus 1%. The loan is secured by substantially all of the assets of the Company.

                  Exhibits and Financial Statement Schedules.

     Exhibit
      Number                                 Description
      ------                                 -----------
        2.1 Stock Purchase Agreement between American Telesource International, Inc. (Texas) and American TeleSource International, Inc. (Delaware) dated April 3, 2000.
        2.2 Promissory Note between American TeleSource International, Inc. and GlobalSCAPE, Inc. and as dated April 3, 2000.
        3.1         Certificate of Incorporation of the Company dated April 17,
                    1996.
        3.2 Certificate of Renewal and Revival of Certificate of Incorporation for the Company dated February 16, 1999.
        3.3 Certificate of Amendment to Certificate of Incorporation dated May 8, 2000.
        3.4         Bylaws of the Company.
        4.1         Specimen of Stock Certificate.
        4.2         1998 Stock Option Plan as amended May 13, 1999.
        4.3         2000 Stock Option Plan dated May 8, 2000.
        4.4 Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Cancel Options dated February 4, 2000.
        4.5 Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Agree Not to Exercise Options dated February 4, 2000.
        4.6 Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Agree Not to Claim Any Right of Adjustment dated February 4, 2000.
        4.7 Form of 1998 Stock Option Plan Rights Termination Letter Agreement for Employees and Consultants to Cancel Options dated February 8, 2000.
        4.8 Form of 1998 Stock Option Plan Rights Termination Letter of Officer to Agree Not to Claim Any Right of Adjustment dated February 8, 2000.
        4.9 Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Officer to Agree Not to Exercise Options dated February 8, 2000.
       10.1         Commercial Lease Agreement between ACLP University Park S.A.
                    II, L.P. and the Company dated April 13, 1999.
       10.2         Patent License Agreement beween Thomson Consumer Electronics
                    Sales GmbH and the Company dated December 15, 1999.
       10.3 Purchase Agreement between Alex Kunadze and the Company dated January 16, 1999.
       10.4 NTFC Loan and Security Agreement between American TeleSource International, Inc. (Delaware), American TeleSource International, Inc. (Texas), Telespan, Inc. and Company dated July 31, 1999.
       10.5 NTFC Promissory Note for $2,000,000.00 between American TeleSource International, Inc. (Delaware), American TeleSource Interntional, Inc. (Texas), Telespan, Inc., and the Company dated August 26, 1999.
       10.6 Frost Bank Note for $180,000 Loan dated January 28, 1999 between The

                                   Exhibit-1

                    Frost National Bank as Lender and the Company as Borrower.
       10.7 Security Agreement between Frost Bank and the Company for the $180,000 Note dated January 28, 1999.
       10.8 Frost Bank Note for $70,000 Loan dated February 1, 2000 between The Frost National Bank as Lender and the Company as Borrower.
       10.9 Commercial Security Agreement between Frost Bank and the Company for the $70,000 Note dated February 1, 2000.
       10.10 Frost Bank Note for $50,000 Loan dated October 6, 1999 between The Frost National Bank as Lender and the Company as Borrower.
       10.11 Commercial Security Agreement between Frost Bank and the Company for the $50,000 Note dated October 6, 1999.
       10.12 Consulting Agreement between the Company and David Christal dated February 22, 2000.
       10.13 Corrected & Restated Executive Employment Agreement between the Company and Sandra Poole-Christal dated January 1, 1998.
        21.1        Subsidiaries
        27.1        Financial Data Schedule*

___________________
*  To be filed by Amendment.

All other schedules and exhibits are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

                                   Exhibit-2

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, GlobalSCAPE, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on May 11, 2000.

                                                  GLOBALSCAPE, INC.


                                                  By: /s/ SANDRA POOLE-CHRISTAL
                                                     ---------------------------
                                                     Sandra Poole-Christal
                                                     President